Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended March 31, 2011

Dated as at May 31, 2011

SILVERCORP METALS INC.

(“Silvercorp” or the “Company”)

Suite 1378 - 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: corp@silvercorp.ca
Website: www.silvercorp.ca

TABLE OF CONTENTS

ITEM 1:	GENERAL	1
1.1	Date of Information	1
1.2	Forward Looking Statements	1
1.3	Currency	4
ITEM 2:	CORPORATE STRUCTURE	5
2.1	Names, Address and Incorporation	5
2.2	Intercorporate Relationships	5
ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS	7
3.1	Business of Silvercorp	7
3.2	The Company’s Strategic Vision	8
3.3	Three Year History of Project Development	8
3.4	Other Matters	11
ITEM 4:	DESCRIPTION OF THE BUSINESS	12
4.1	General	12
4.2	Chinese Mining Law	14
4.3	Risk Factors	15
ITEM 5:	MINERAL PROPERTIES	27
5.1	Ying Project, Henan Province, China	27
5.2	GC Project	58
5.3	Silvertip Project	71
ITEM 6:	DIVIDENDS	79
ITEM 7:	DESCRIPTION OF CAPITAL STRUCTURE	79
7.1	General Description of Capital Structure	79
ITEM 8:	MARKET FOR SECURITIES	81
ITEM 9:	ESCROWED SECURITIES	82
ITEM 10:	DIRECTORS & OFFICERS	82
10.1	Name, Occupation and Security Holding	82
10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	84
10.3	Conflicts of Interest	85
ITEM 11:	AUDIT COMMITTEE	85
ITEM 12:	PROMOTERS	87

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TABLE OF CONTENTS
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ITEM 1: GENERAL

1.1 Date of Information

All information in this Annual Information Form is as of March 31, 2011, unless otherwise indicated.

1.2 Forward Looking Statements

Certain of the statements and information in this Annual Information Form (“AIF”) for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties;

  estimated production from the Company’s mines in the Ying Mining District (defined herein);

  timing of receipt of regulatory approvals;

  availability of funds from production to finance the Company’s operations; and

  access to and availability of funding for future construction and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to:

  fluctuating commodity prices;

  calculation of mineral resources, reserves and mineralization and precious and base metal recovery;

  interpretations and assumptions of mineral resource and mineral reserve estimates;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licences;

  title to properties;

  First Nations title claims and rights;

  property interests;

  joint venture partners;

  acquisition of commercially mineable mineral rights;

  financing;

  recent market events and conditions;

  economic factors affecting the Company;

  timing, estimated amount, capital and operating expenditures and economic returns of future production;

  integration of future acquisitions into the Company’s existing operations;

  competition;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks;

  foreign exchange rate fluctuations;

  insurance;

  risks and hazards of mining operations;

  dependence on management and key personnel;

  conflicts of interest;

  internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and

  bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and mineral resource and mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

1.3 Currency

All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified. The symbol “C$” denotes lawful money of Canada and “RMB” denotes lawful money of the People’s Republic of China.

The following table sets forth, for each of the periods indicated, the year end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in U.S. dollars, as quoted by the Bank of Canada:

	Year Ended March 31,
	2011	2010	2009
High	1.0324	0.9775	1.0006
Low	0.9278	0.8170	0.7908
Average	0.9840	0.9171	0.8870
Period End	1.0290	0.9775	0.7908

The exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rate on May 31, 2011 provided by the Bank of Canada was $1.0322.

The following table sets forth, for each of the periods indicated, the year end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in Chinese Renminbi, as quoted by the Bank of Canada:

	Year Ended March 31,
	2011	2010	2009
High	6.8540	6.6723	6.9765
Low	6.3371	5.5808	5.4065
Average	6.6004	6.2625	6.0893
Period End	6.7340	6.6723	5.4065

The exchange rate for one Canadian dollar expressed in Chinese Renminbi based upon the noon buying rate on May 31, 2011 provided by the Bank of Canada was RMB 6.6890.

ITEM 2: CORPORATE STRUCTURE

2.1 Names, Address and Incorporation

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders (a) approved an increase to the Company’s authorized capital to an unlimited number of common shares and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia); and (b) passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.” The head office, principal address and registered and records office of the Company is located at 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”), each under the symbol “SVM”, and the Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and New Brunswick.

2.2 Intercorporate Relationships

The corporate structure of the Company and its material subsidiaries as at the date of this AIF is as follows:

The Company has acquired a number of mineral property interests in China and British Columbia during the past several years.

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”), which was incorporated on August 23, 2002, to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune beneficially owns 100% of the following material subsidiary companies:

(a)

Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003, under the laws of the British Virgin Islands and continued into Barbados on August 27, 2009. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets: (i) the Ying silver, lead and zinc project (the “Ying Project”); and (ii) the silver and lead project in Tieluping (the “TLP Project”).

(b)

Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, and is a party to a cooperative agreement under which it earned a 70% interest in Henan Huawei Mining Co. Ltd. (“Henan Huawei”), the Chinese company holding the project in Houpinggou (the “HPG Project”) and the project in Longmeng (the “LM Project”) in the Henan Province. In May 2010, Victor Resources acquired shares from the minority shareholder of Henan Huawei and increased its ownership interest to 80%.

(c)

Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002. It holds a 100% interest in Yangtze Mining (H.K.) Ltd. and a 95% interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), the Chinese company that held the silver, lead and zinc exploration permits on the project in Gaocheng (the “GC Project”) in the Guangdong Province.

(d)

Fortune Copper Limited was incorporated August 23, 2002. It holds a 100% interest in Wonder Success Limited, a Hong Kong Company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd., which owns the BYP

Project in Hunan Province.

Guangdong Found Mining Company Limited (“Guangdong Found”) was incorporated in December 2008 as the designated joint venture operating company of the GC Project. Anhui Yangtze owns 5% of Guangdong Found and Yangtze HK owns 90% of Guangdong Found, respectively. Guangdong Found has a 100% beneficial interest in the GC Project.

The Company’s operations in China are largely conducted through Sino-foreign equity joint ventures, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

The Company is also the sole shareholder of 0875786 B.C. Ltd. which was incorporated on March 10, 2010, and holds a 100% interest in the Silvertip Project (defined herein) in British Columbia, Canada.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Business of Silvercorp

Silvercorp is presently engaged in the operation and development of, and in the acquisition and exploration for, silver mineral properties in China and Canada. Silvercorp is China’s largest primary silver producer. Currently, the Company is operating and developing four silver, lead and zinc mines in an area encompassing the Ying Project, the HPG Project, the TLP Project and the LM Project (collectively, the “Ying Mining District”). The Company’s other material property, the GC Project (defined herein) in Guangdong Province, has not reached commercial production and is in the exploration stage. In February, 2010, Silvercorp acquired the advanced exploration-stage Silvertip silver, lead and zinc project in northern British Columbia, Canada. In January, 2011 Silvercorp acquired the BYP gold –lead zinc mine in Hunan Province, China.

3.2 The Company’s Strategic Vision

Silvercorp has built a record of success by formulating and executing a distinct long-term strategy characterized by three key steps. First, Silvercorp focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. It seeks out higher grade, underground, precious metals projects that may be too small for large companies and too large for juniors. Second, Silvercorp quickly develops high-margin operations with reasonable development capital profiles to generate cash flow before the project’s full resource potential is fully drilled. Third, the cash flow Silvercorp generates from its early operations allows it to fund further exploration, resource expansion and production growth.

This strategy, with its focus on early production, provides earlier benefits to: (i) local communities through increased employment opportunities, (ii) local governments through payment of taxes, (iii) local joint venture partners through profit sharing and (iv) Company shareholders through less dilution. The early benefits help build a base of strong stakeholder support necessary for further project growth.

3.3 Three Year History of Project Development

Since 2003, when the Company changed its focus to mineral exploration in China, Silvercorp has been actively acquiring mineral properties in China and more recently, has pursued growth opportunities in other jurisdictions. Production at the Ying Project commenced on April 1, 2006, and since that time, three of the Company’s other properties in Henan Province, China have commenced production.

The year ended March 31, 2011, was Silvercorp’s fifth consecutive year of production growth with annual production of 5.3 million ounces of silver. The Company also produced 69.0 million pounds of lead and 16.3 million pounds of zinc during the same period.

The following table summarizes the total metal production in each period under review.

		Years Ended March 31,
	2011	2010	2009
Silver (‘000s ounces)	5,300	4,624	4,189
Gold (‘000s ounces)	3.2	1.6	2.0
Lead (‘000s pounds)	69,011	62,374	53,066
Zinc (‘000s pounds)	16,343	14,740	12,957

In December 2008, the Company suspended mining at the TLP Project, the HPG Project and the LM Project due to declining metal prices. In light of recent increases in global commodity prices, production at the HPG Project, the TLP Project and the LM Project were partially resumed in May 2009, and has gradually ramped up since the second quarter of fiscal 2010.

Henan Found

Ying Project

In fiscal 2011, the total ore mined was 316,522 tonnes, of which 12,711 was direct smelting ore, which was comparable to ore production of 312,171 tonnes in fiscal 2010.

Silver head grade at the Ying Mine was 470.0g/t, slightly higher than 465.3g/t in fiscal 2010. Head grades for lead and zinc were 8.1% and 2.8%, respectively, which were slightly lower than head grades 8.5% for lead and 3.1% for zinc last year. Head grades were changing along with the mining sequence.

In fiscal 2011, the Ying Mine produced 4.2 million ounces of silver, 52.9 million pounds of lead and 13.4 million pounds of zinc, which were comparable to metal production in fiscal 2010 of 4.2 million ounces of silver; 54.5 million pounds of lead and 14.1 million pounds of zinc.

In fiscal 2011, Ying Mine’s cash cost and total cost per ounce of silver were negative $8.30 and negative $7.20, respectively, an improvement from negative $6.66 and negative $5.79 a year ago. The lower cost was mainly due to higher by-product credits realized from higher lead and zinc prices.

The Ying Mine incurred $11.3 million in exploration and development expenditures (FY2010 –$6.7 million). With that, 38,870 metres (FY2010 – 34,816 metres) of tunnel, 38,254 metres (FY2010 – 28,746 metres) of diamond drilling, and 935 metres (FY2010 – 1,387 metres) of shafts, declines and raises were completed. The mine development works completed are intended to sustain the Ying Mine’s production level.

TLP Project

The TLP Mine is located in Henan Province, China. Silvercorp acquired the TLP Mine in 2006.

For the year ended March 31, 2011, metal production at the TLP mine was 660 thousand ounces of silver and 12.3 million pounds of lead and zinc, compared to 140 thousand ounces of silver and 2.4 million pounds of base metals produced last year.

More ore was mined in the year due to mine development. TLP mined 202,418 tonnes of ore, 163,869 tonnes. Head grades in TLP was also improved to 122.0 g/t for silver and 2.5% for lead, from 94.9 g/t for silver and 3.5% for lead in fiscal 2010.

To ensure the current production growth trend continues, the Company spent 3.9 million in exploration and development expenditures to complete 18,652 of tunnel, 187 metres of shafts, declines and raises and 44,303 metres of diamond drilling for the year ended March 31, 2011.

Henan Huawei

The HPG and LM mines are located in Henan Province, China. Initially, Silvercorp acquired 70% interest of HPG and LM mines in 2007. In April 2010, the Company’s interest in HPG and LM mines increased from 70% to 80% as the Company purchased an additional 10% interest in Henan Huawei Mining Co. Ltd., which is the holding company that owns the HPG and LM mines, for a consideration of $1.1 million. The Company paid for this transaction by issuing 163,916 common shares of Silvercorp.

In fiscal 2011, HPG and LM mines produced 391 thousand ounces of silver, and 6.8 million pounds of lead and zinc, up 22% and 11% from 321 thousand ounces of silver and 6.1 million pounds of base metals produced a year ago.

More ore was mined in the year due to mine development. HPG and LM mined 73,390 tonnes of ore, 17,357 tonnes, or 31%, more than last year as operations at HPG and LM mines were only partially resumed after their suspension in December 2008.

In fiscal 2011, HPG and LM mines incurred $4.4 million in exploration and development expenditures to complete 13,631 metres of tunnel, 42,732 metres of diamond drilling, and 707 metres of shaft, decline and raises. As mine development progresses, these mine development works completed will allow HPG and LM mines to continue the current production growth trend.

Guangdong Found

GC Project

The Company acquired GC Project in 2008. In December 2010, GC Project received its mining permit. Since then Silvercorp has been moving forward for project development. The Company focused on acquisition of land usage rights, construction of the access road and power line, site preparation, negotiation and finalizing mine and mill construction contracts, and completion a review of safety production measures by Guangdong Provincial Safety Production Bureau. Silvercorp has also built a team of over 20 experienced technical staff to bring the GC Project into production. In addition, a surface drilling program with two drill rigs commenced step-out drilling during the fourth quarter of fiscal 2011.

0875786 B.C. Ltd.

Silvertip Project

Silvertip Project was acquired in February 2010. During the year ended March 31, 2011, Silvercorp completed a 10,000 metre drilling program and an independent Preliminary Assessment Technical Report for the Silvertip Project. A new resource estimate is currently underway. Silvercorp continues its effort in completing a Small Mine Permit application.

3.4 Other Matters

BYP Project

In January 2011, Silvercorp completed the acquisition of 70% equity interest in BYP Gold-Lead-Zinc Mine in Hunan Province, China, with a $26.7 million cash payment and $8.6 million capital contribution for the project.

Silvercorp intends to utilize the existing 400 t/d floatation mill to mine and process gold mineralization in May 2011 with a focus on higher grade metals initially. Concurrently, Silvercorp plans to expand the mining and milling capacity to 1,000 t/d gold mineralization for fiscal 2013 and to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014.

In fiscal 2011, the Company has assembled a team of over 25 technical staff for development of the project and improved the operation of the 400 t/d floatation mill by adding a cone crusher and extra floatation cells. Operations at the mill shall commence in May 2011. Silvercorp’s engineers are also working with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goal.

Surface and underground drilling have also started with three surface drill rigs and 3 underground drill rigs. The surface drilling is mainly a step-out drilling to test geological model that trust faults have stacked at least three segments of stratigraphic sequences, which contain the same gold mineralization horizons, namely the quarts siltstone with silisification and pyrite mineralization. The underground drilling is mainly for in-fill drilling of the #3 gold mineralization zone.

Nabao Project

The Nabao Project consisted of three exploration permits in Qinghai Province, China. During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao Project, consisting of three exploration permits, for $732 (RMB5.0 million) to a third party. As of March 31, 2011, $586 (RMB4.0 million) has been received and two exploration permits have been transferred to the buyer. The transfer of the third exploration permit was still in progress as at May 31, 2011.

Normal Course Issuer Bid 2008

On March 20, 2008, the Company commenced a normal course issuer bid (the “NCIB”) whereby it intended to acquire up to 2,988,029 of its common shares, being approximately 2% of the common shares then outstanding. On October 20, 2008, the Company announced that it had increased the maximum number of common shares that it intended to acquire under the NCIB to 10,601,212 common shares, being approximately 7.4% of the public float as at the commencement date of the NCIB. The NCIB expired on March 27, 2009. During the term of the NCIB, the Company acquired 2,366,500 common shares at an average cost of $4.00 per share through the facilities of the TSX. All common shares purchased under the NCIB were cancelled.

Financings

In December 14, 2010, the Company closed a bought deal financing of 9,200,000 common shares at a price of $12.70 per common share, for gross proceeds of the Offering to $116.8 million (the "Offering"), to a syndicate of underwriters led by CIBC and BMO Capital Markets.

The proceeds from the Offering will be used to complete the acquisition of the BYP gold-lead-zinc mine in China, for development at the GC mine in China and development at the Silvertip property in British Columbia, and for general corporate purposes.

ITEM 4: DESCRIPTION OF THE BUSINESS

4.1 General

Silvercorp’s principal products and source of sales are silver-bearing lead and zinc concentrates and direct smelting ores. In fiscal 2011, the Ying Project accounted for 80% of Silvercorp’s production of silver. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed financial years, revenues for each category of products that accounted for 15% or more of total consolidated revenues for the applicable financial year are as follows:

	Years ended March 31
In 000s’US$	2011	2010
Silver (Ag)	95,834	54,405
Lead (Pb)	57,623	43,205

Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive and Silvercorp competes with many companies possessing similar or greater financial and technical resources. Silvercorp’s competitive position is largely dependent on its high profitability, arising from its relatively higher grade resource, particularly at the Ying Project, and its low production costs in China compared to the costs of other producers outside China. Within China, the Company’s competitive advantage arises from the high grade nature of its concentrates and its proximity to local smelters.

During fiscal 2011, the Company revisited the reclamation costs for the existing mines and the timing to settle the reclamation liabilities as a result of new environmental regulations in China and the extension of mine lives due to the revised mining plan and updated reserves and resources at the existing mines. The remaining mine lives range from 9 to 11 years, and the cash outflow is expected to occur each year until the reclamation work is completed instead of at the end of the mine lives as estimated in previous years. Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has increased the estimated undiscounted future value of these costs to $5.0 million as at March 31, 2011.

For the year ended March 31, 2011, Silvercorp had on average over 950 employees and around 2,000 contractors. The majority of the employees and contractors were working in the Ying Mining District.

2012 Outlook

Production in China

From the four mines at the Ying Mining Camp, production is expected to increase to 600,000 tonnes of ore at grades of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production cost is estimated at approximately $75 per tonne of ore.

The BYP mine is expected to commence production in May 2011 and is expected to mine and mill 130,000 tonnes of ore at a grade of 7 g/t gold, yielding approximately 26,000 ounces of gold at an estimated total production cost of $28 per tonne of ore.

Ying Mine

The capital expenditures for the Ying, TLP, LM, and HPG mines and central mill are budgeted at $18.5 million which includes several vertical shafts, declines and raises totalling 7,000 metres ($5.6 million), 40,000 metres of horizontal tunnels for development and mining exploration ($7 million), 1,500 metres of ramps ($1.2 million), a new tailing facility ($2 million), and equipment as well as surface facilities ($2.7 million).

The exploration expenditure for a 171,000 metre underground drilling program at the four mines of the Ying Camp is estimated to be $8.5 million.

GC Project

The capital expenditures for fiscal 2012 are budgeted at $22.5 million, which includes a 1,500 tonne per day mill and tailing dam ($12 million), land-usage rights ($5 million), a 1,500 metre ramp ($1.2 million), a 500 metre shaft ($1.5 million) and surface facilities ($2.8 million). By the end of fiscal 2012, it is expected that the GC project will achieve a 700 tonne per day mining capacity and a 1,500 tonne per day milling capacity. In order to bring the project into full mining production of 1,500 tonnes per day, further capital expenditures will be required for fiscal 2013 which are expected to be partially financed through cash flows generated from the GC project.

As the Company has successfully obtained its mining permit for the GC project, drilling will resume in fiscal 2012. A 20,000 metre surface diamond drilling program is budgeted at $2.5 million.

BYP Mine

The capital expenditures for the BYP mine for fiscal 2012 are budgeted at $12 million. In order to achieve an initial mining and milling capacity of 400 tonnes per day, or a total of 130,000 tonnes of ore for fiscal 2012, the Company plans to upgrade the existing 400 tonne per day floatation mill ($1.5 million), build a cement back-filling facility ($1.5 million), complete about 7,000 metres of mine development tunnels ($1.5 million), acquire land usage rights and build surface facilities including roads, an office, accommodations and a laboratory ($2.5 million), for a total of $7 million of capital expenditures. In addition, to achieve a production capacity of 1,000 tonnes per day starting in fiscal 2013, the Company will spend $5 million to expand the 400 tonne per day mill to a 1,000 tonnes per day capacity ($3.0 million) and develop 1,500 metres of ramp and access tunnels ($2 million) to allow mechanized mining in the future.

The exploration expenditures for a 50,000 metre underground and surface drilling program are estimated to cost $3 million.

Silvertip Project

The Company has budgeted $2 million to complete the ongoing environmental assessment study, to prepare and submit an application for a Small Mine Permit, and to complete a feasibility study for the project.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

Growth by Exploration and Acquisition

Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects. In addition, the Company continues to pursue in China and other jurisdictions future growth opportunities by evaluating the acquisition of exploration, development or production assets or the acquisition of or merger with other entities. The Company often engages in discussions with respect to such possible opportunities. At any time, discussions and activities can be in progress on a number of initiatives, each at different stages of development. Although the Company may from time to time be a party to a number of letters of intent in respect to certain opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

4.2 Chinese Mining Law

Currently, all of the Company’s producing properties are located in China. Under the laws of China, mineral resources are owned by the State, and in the past, it has been state-owned enterprises which have been the principal force in the development of mineral resources. A new Mineral Resources Law became effective on January 1, 1997, and three regulations were promulgated on February 12, 1998. The new law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law. The Company’s interests in mineral properties are held though joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

4.3 Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

Fluctuating commodity prices

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange as quoted at www.shmet.com, while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Calculation of mineral resources, reserves and mineralization and precious and base metal recovery

There is a degree of uncertainty attributable to the calculation of mineral resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until resources, reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of resources, reserves and mineralization may vary depending on metal prices. Any material change in quantity of resources, mineralization, or grade may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Interpretations and assumptions of mineral resource and mineral reserve estimates

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. There can be no assurance that:

  these estimates will be accurate;

  mineral reserve, resource or other mineralization figures will be accurate; or

  the mineralization could be mined or processed profitably.

The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Exploration and development programs

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production.

Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Feasibility and engineering reports

There is a potential for delays in exploration or the completion of feasibility studies that may adversely impact the Company. The Company has received mining permits from the Department of Land and Resources of Henan Province and has commenced mining operations in the Ying Mining District in accordance with the mining permits. While the Company is preparing a feasibility study on the GC Project, to date, the Company has not completed a formal feasibility study of any of its material properties in China, which might otherwise be prepared for a mineral property located in North America.

Permits and licenses

All mineral resources and mineral reserves of the Company are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted to the Company in a timely manner, or at all.

Title to properties

While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

First Nations title claims and rights

Governments in many jurisdictions must consult with multiple First Nations and other aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment, contracting, profit sharing, and other matters in impact and benefit agreements. This may affect our ability, the timing and costs of developing the Silvertip Project. The risk of unforeseen First Nations title claims also could affect future operations, development projects and future acquisitions. In particular, there can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Silvertip Project. These requirements may affect our ability to expand or transfer existing operations or to develop existing or new projects.

Property interests

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods or make certain minimum exploration expenditures. If the Company fails to make such payments or expenditures in a timely manner, the Company may lose interest in those projects.

Joint venture partners

The Company’s interests in various properties may, in certain circumstances, pursuant to option agreements currently in place, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Acquisition of commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore; and

  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions that fit the Company’s business strategy;

  negotiating acceptable terms with the seller of the business or property to be acquired; and

  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Financing

The Company has limited financial resources. If the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund its plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available, as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Recent market events and condition

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration- or development-stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Economic factors affecting the Company

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the volatility of silver, lead and zinc prices would impact the Company’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and

  the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Timing, estimated amount, capital and operating expenditures and economic returns of future production

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated.

In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

Integration of future acquisitions into existing operations

The Company acquired the Silvertip Project in fiscal 2011 and may make selected acquisitions in the future. If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  integrating the operations of an acquired business or property in a timely and efficient manner;

  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash flow if such acquisitions involve cash consideration or existing shareholders may experience dilution if such acquisitions involve share consideration.

The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Competition

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of such ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower and drill rigs. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Operations and political conditions

The majority of the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even if the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

The majority of the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk in insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

Regulatory environment in China and Canada

The Company conducts operations primarily in China and is developing the Silvertip Project in northern British Columbia, Canada. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection, mine safety, consultation with First Nations in Canada and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions there under and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Further, all phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.

Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Foreign exchange rate fluctuations

In the past, the Company has raised its equity and maintained its accounts in Canadian dollars but now reports in US dollars. Going forward, operations carried out in non-US currency, including the Canadian dollar or the Chinese Renminbi, could subject the Company to foreign currency fluctuations that may materially and adversely affect the Company’s financial position.

Insurance

The Company’s mining activities are subject to the risks normally inherent in the industry, including, but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

  environmental hazards;

  discharge of pollutants or hazardous chemicals;

  industrial accidents;

  failure of processing and mining equipment;

  labour disputes;

  supply problems and delays;

  encountering unusual or unexpected geologic formations or other geological or grade problems;

  encountering unanticipated ground or water conditions;

  cave-ins, pit wall failures, flooding, rock bursts and fire;

  periodic interruptions due to inclement or hazardous weather conditions;

  equipment breakdown;

  other unanticipated difficulties with or interruptions in development, construction or production; and

  other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Dependence on management and key personnel

The executive directors and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

The Company depends on the services of a number of key personnel, including its directors and executive officers, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot be assured that it will be successful in attracting and retraining skilled and experienced personnel.

Conflicts of interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2011. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2011 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

In Management's Discussion and Analysis for the year ended March 31, 2010, the Company reported that its internal controls over financial reporting were ineffective and that remediation steps were being undertaken. In its first Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which was filed for fiscal 2009, the Company was not subject to the requirement of Section 404 of the Sarbanes-Oxley Act ("SOX") to procure and file a report of its independent auditors as to the effectiveness of the Company's internal control over financial reporting. In Management's Discussion and Analysis for the year ended March 31, 2011, the Company reported that its internal controls over financial reporting as at March 31, 2011 were effective. The Company's consolidated audited financial statements for fiscal 2011 included an unqualified report of its independent auditors that the Company had maintained effective internal control over financial reporting as at March 31, 2011. Nonetheless the Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the state(s) in the U.S. or the equivalent laws of other jurisdictions of residence.

ITEM 5: MINERAL PROPERTIES

The Company has interests in mineral properties located in China and Canada. As at March 31, 2011, these properties were carried on the Company’s balance sheet as assets with a book value of approximately $198.7 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future exploration plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2011:

(a)	the Ying Mining District Project, Henan Province, China;

(b)	the GC Project, Guangdong Province, China, and

(c)	the Silvertip Project.

5.1 Ying Project, Henan Province, China

Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report of Resources and Reserves Update Ying District Silver-Lead-Zinc Project” (the “Ying Report”) dated February 26, 2010, and prepared by Chris Broili, L.P.Geo., C.P.Geo.; Mel Klohn, L.P.Geo.; and Wenchang Ni, P.Eng. Portions of the following information are based on the assumptions, qualifications and procedures which are not fully described herein. References should be made to the full text of the Ying Report which is available for review on SEDAR located at www.sedar.com.

Property Description and Location

The Ying District is in western Henan Province near the town of Luoning in central China. The “Ying District” is used to describe in this section a rectangular area, approximately 100 square kilometres in size, bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this district block, Silvercorp has four principal projects: the project in SGX (the “SGX Project”) and the HPG Project in the western part of the block, and the TLP Project and the LM Project in the eastern part.

These projects are covered by exploration and mining permits totalling approximately 71 square kilometres, as listed in the following table, and updated as of March 31, 2011:

Permit Type	Permit No.	Expiration Date	Area
			(sq.km)
YING (SGX) PROJECT
Mining	C4100002009093210038549	September 2014(1)	19.83
Exploration	T01120090602030965 Ximiao-Leileisi Au project	June 6, 2012(2)	12.34
Exploration	T41120080102001028 Luoning County Sidaogou – Lushi County Lijiagou Ag project	January 29, 2011(3)	19.70
Exploration	T41120080802013284 Dong Cao Gou Au project	October 2011(4)	6.39
	HPG PROJECT
Mining	C4100002010124110093569	June 2017	0.39
Mining	4100000820036	August 2015	0.15
Exploration	T41520080502006711	July 2011	5.86
	TLP PROJECT
Mining	C4100002009103220041332	October 2019	3.30
	LM PROJECT
Mining	C4100002009014120010157	January 2012	3.07
		Mining Permit Total	26.74
		Exploration Permit Total	44.29
		Total	71.03

Notes:

(1)

Henan DOLAR approved an application by the Company in 2009 for an integrated mining license to combine three Exploration Permits, namely Exploration Permit No. 4100000740232 (Qiaogoubei Ag Project), Exploration Permit No. 4100000640561 (Qiaogou Ag Project) and Exploration Permit No. 0100000520145 (Shagou Ag Project) with Mining Permit No. 4100000610045 (Yuelianggou Ag Project), to form one larger integrated mining area under one Mining Permit - No. C4100002009093210038549.

(2)	This permit has been reserved for a mining permit application until June 2012.
(3)	An extension application has been submitted and the permit is currently being renewed.
(4)	This permit has been reserved for a mining permit application until October 2011.

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Ying District
Xiaoqinling Gold Belt
Yellow River
Zhengzhou
Luoyang
Luo-He River
Luoning
Lushi
Ruyang
Qinling Orogenic Belt
SCALE
0 10 20KM
Neixiang
Nanyang
People's Republic of China
Beijing
Henan
Henan
LEGEND
Cenozoic Erathem
Cretaceous
Jurassic
Triassic
Early Paleozoic
Late Paleozoic
Early Paleozoic - Late Paleozoic
Early Proterozoic
Early Proterozoic - Middle Proterozoic
Middle Proterozoic
Late Proterozoic
Archean
Felsic Intrusive
Intermediate Intrusive
Mafic Instrusive
Figure 4-1
SILVERCORP Metals Inc.
YING MINE AREA
HENAN CHINA
GEOLOGY AND LOCATION MAP OF WESTERN HENAN
Drafted by B. Sun and V. Liu
January 2010

Figure 4-1: Geology and Location Map of Western Henan

The existing exploration and mining permits cover all the active exploration and mining areas discussed in the Ying Report. Permits can be renewed by submitting an application together with required technical documents. The exploration permits give the right to carry out all contemplated exploration activities with no additional permitting required. The mining permits give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. The safety certificates for Silvercorp’s mining activities were issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates were issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the permits but can be acquired by payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes, for the construction of processing plant, waste disposal, office and accommodations.

Silvercorp’s projects are subject to existing joint venture agreements as follows:

Ying Project and TLP Project

A co-operative joint venture contract dated April 12, 2004, was consummated between Victor Mining and the HNGMR. Pursuant to the joint venture contract, a Chinese cooperative joint venture company, Henan Found, was established to hold 100% of the Ying Project. Victor Mining owns 77.5% interest in Henan Found. The mining permit for the Ying Project controlled by Henan Found totals 19.83 square kilometres and the three exploration permits for the Ying Project total 38.43 square kilometres.

Property for the TLP Project was purchased in 2007 by Henan Found for $20 million and funded by Henan Found’s cash on hand. The mining permit for the TLP Project controlled by Henan Found totals 3.3 square kilometres.

HPG and LM Projects

A co-operative joint venture contract dated March 31, 2006, was consummated between Victor Resources and Huatai. Pursuant to the joint venture contract, a Chinese co-operative joint venture company, Henan Huawei, was established to hold 60% of the HPG Project. In 2007, Silvercorp purchased an additional 20% interest in Henan Huawei from its joint venture partner, Huatai, in which 10% interest was held in trust for a shareholder of Huatai. Total consideration for the 20% interest is C$1.98 million with Silvercorp’s share of C$0.99 million paid in full. In May 2010, the Company’s beneficial interest in Henan Huawei increased from 70% to 80%, when the Company purchased the 10% interest which was held in trust, for a consideration of RMB 8,000,000, paid by the issuance of 163,916 Silvercorp common shares.

The HPG exploration permit encompassing 5.86 square kilometres held by Huatai was transferred to Henan Huawei when the application for a mining permit was approved and the mining permit issued.

Henan Huawei purchased the LM property in 2007 at an approximate cost of $3.25 million, funded by Henan Huawei’s cash on hand. The mining permits controlled by Henan Huawei at the HPG and LM projects total 3.61 square kilometres.

Exploration and Mining Rights

China is the third largest economy in terms of GDP and the most populous country in the world (more than 1.3 billion people, about 1/5 of the world’s total). It has a strong national policy encouraging foreign investment and ranks as one of the world’s leading jurisdictions for mining investment owing to advanced infrastructure, a large pool of skilled technical and professional personnel and, most importantly, an established Mining Code which clearly defines the mining rights guaranteed by the government of China.

China levies a 17% Value Added Tax (“VAT”) on sales of concentrates and on articles such as materials and supplies. The 17% VAT paid on materials purchased for mining is returned to the company as an incentive to mine in China. There is no VAT on labour or services. A 2% resources tax is payable by companies as a royalty to the government. Subsequent to the date of the Ying report a VAT surtax, which was previously exempt for foreign invested companies in China representing approximately 1.4% of sales, was levied, effective December 1, 2010.

For foreign invested companies such as Silvercorp, income tax is zero for the first two years, then 12.5% for years three to five, and 25% thereafter. Starting in 2009, Henan Found entered its fourth year of operation, and as such enjoys a 12.5% income tax rate until 2010, while Henan Huawei, operator of the LM Project, is in its third year of operation and will retain a 12.5% income tax until 2011.

According to China’s mining law, mining companies are required to pay 2% resource tax or government royalty. Other taxes such as business, city construction, and school taxes are exempted for foreign invested companies.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ying District is about 240 kilometres west-southwest of Zhengzhou (pop. 7.0 million), the capital city of Henan Province, and 80 kilometres west of Luoyang (pop. 1.4 million), the nearest major city. Zhengzhou is the region’s largest industrial city, offering full service facilities and daily air flights to Beijing, capital of China, and other major population centers such as Shanghai and Hong Kong. The nearest small city to the Ying District is Luoning (pop. 80,000+), about 40 kilometres by paved roads from Silvercorp’s mill site located centrally to the Ying Project. The mill site is about 15 kilometres by paved road from the Guxian Reservoir. The main exploration-development camp area, SGX, is accessed via a 30-minute ferry ride across the Reservoir.

The district is within the Funiu Mountain Range, a rugged, deeply dissected mountainous region with elevations ranging from 300 metres to 1,200 metres above sea level. Hill slopes are steep, commonly exceeding 25°C. The rock exposures on the hillsides range from fair to good and almost all of the district’s significant discoveries of surface mineralization, together with the important geochemical and geophysical anomalies, were made on these hillsides.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900 mm, mostly occurring in the July to September rainy season and supplemented by snow and frost occurring from November to March.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. At higher elevations the vegetation is denser and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

There are major power grids adjacent to the properties, including a power line extending to the SGX area. Adjacent to the Ying District is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary to the Yellow River. Sufficient manpower is available to serve most exploration or mining operations.

History

The factual information in this section has been prepared by Mel Klohn, who is a qualified person within the meaning of NI 43-101.

Silver, lead, zinc and gold mineralization in the Ying Project and the HPG Project areas has been known and intermittently mined for at least the last several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Recent activity in the Ying district is fairly well documented from 1956: Pre-1956: Occasional production of lead and silver from small underground mines by local people.

1956-1980: 1:200,000 scale geological mapping that covered the project areas by Henan Bureau of Geology and Mineral Resource geologic team.

1967: Airborne magnetic survey of southwestern Henan province (the largest airborne survey in this area) was conducted of the Ministry of Geology of China.

1984: Compiled and published data (four publications) concerning mineralization in the district by the Henan Geological Exploration Corp. of Metallurgy.

1979-1980: The presence of silver and lead deposits in the TLP–LM area was confirmed by regional 1:50,000 scale geological mapping and systematic surface sampling carried out by the No. 1 Team of Henan Geology and Mineral Resources Bureau.

1983: Geochemical anomalies were identified from a 1:50,000 scale stream sediment geochemical survey carried out by the No. 5 Team of the HNGMR.

1985-1995: The TLP–LM area was claimed by the No. 6 Team of HNGMR which carried out a comprehensive mineral exploration program including topographical surveys, hydrogeology and geotechnical investigations, soil geochemical surveys, IP geophysical surveys, diamond drilling, tunnelling, trenching, pitting, mineralogy study, specific gravity study and metallurgical testing.

1995: HNGMR completed a “Comprehensive Mineral Exploration and Geology Report” containing mineral resource estimates prepared using the Chinese National Resources and Reserves Standards as set by the Chinese Federal Government. The historical resource estimate was made using polygonal blocks constructed in long section, typical of methods used for thin tabular bodies of variable thickness and grade such as vein-type deposits.

1991-1993: 1:50,000 scale stream sediment geochemical survey covering 9,680 square kilometres in southwestern Henan province including the project area was done by the No.5 Geological Team of the HNGMR.

1991-1995: 1:50,000-scale map of mineral occurrences was compiled by the HNGMR The focus of the investigation was on silver, gold and a multitude of other metals.

Since 1996: No. 1 and 3 Geological Teams of the HNGMR completed geological exploration work and discovered more mineral occurrences in the area.

1998-1999: The No. 6 Team of the HNGMR and Luoning Xinghua Industry Co. Ltd signed an agreement to jointly explore the LM area. They completed “Mineral Resources Report for the Longmen Silver Mine area in Luoning, Henan” report with a mineral resource estimate of 300,000 tonnes of D+E category material containing 57.25 tonnes of silver (18.46 tonnes of this would correspond to the indicated category).

1998-2006: A mining permit was issued to Tieluping Silver and Lead Mine of Luoning County to mine ore in the TLP area. The mine produced 450 tonnes/day of ore using shrinkage stoping methods. Ore was shipped to five 100-150 tonne/day conventional flotation mills producing lead concentrates. The mine was closed in December 2006 by the government due to health, safety and environment concerns. The mine is thought to have produced a total of 1.55 million tonnes during its operation, but no records were kept of the actual production or grades.

2000-2002: No. 3 Geological Team of the HNGMR conducted a 1:25,000 stream geochemical survey; a 1:10,000 Induced Polarization (IP) survey; a 1:5,000 IP profile; 1:10,000 and 1:1,000 geologic mapping; 1:10,000, 1:5,000, 1:2,000 and 1:1,000 geologic cross-sections; made trenches and tunnels; and collected 2,965 samples for assay, rock geochemistry, thin sections and specific gravity.

2003: 1:10,000 geologic mapping, 1:2,000 geologic mapping of mineralized veins, local IP survey, finished trenches and tunnels, commencement of drilling and completion of an engineering survey.

2003: Drilled two holes totalling 681.4 metres on grid line 8 to intercept the No. 14 vein. Intersected the projected veins for 2.5 metres of alteration, with horizontal width 1.08 metres at an elevation of 360 metres.

2003-2004: HPGGB completed a resource estimate on the Ying project in late 2003.

Geology

Regional Geology

The Ying District is comprised of the Ying Project, the SGX Project, the project at Houzhanggou (the “HZG Project”), the HPG Project, the TLP Project and the LM Project. The Ying District occurs in the 300-kilometre-long west-northwest trending Qinling orogenic belt which was formed by collision of two major continental tectonic plates in Paleozoic time. The northern plate, covering all of Henan Province, is the North China plate. The southern plate, covering the south half of Hubei Province (Henan’s southern neighbor) is the Yangtze plate. Rocks along the Qinling orogenic belt, which is the crustal join between the two plates, are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver, lead and zinc mines, including the Ying District, occur along this belt.

The basement of the Qinling orogenic belt consists of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The Qinling belt itself is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of inter-bedded clastic and carbonate sedimentary rocks. These rocks have been weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic- to Cenozoic-age, primarily marls and carbonaceous argillites which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated when the two major tectonic plates collided in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 kilometres-long orogenic belt. At least three important north-northeast trending mineralized fault zones are identified in the Ying District: 1) the Heigou-Luan-Weimosi, deep-seated fault zone, 2) the Waxuezi-Qiaoduan fault zone, and 3) the Zhuyangguan-Xiaguan fault zone.

Local Geology

The Ying District is underlain by a highly metamorphosed Archean basement consisting primarily of mafic to felsic gneisses derived from mafic to felsic volcanic and sedimentary rock units. The lowest part of the basement gneiss sequence is about 1 kilometre thick and comprised of mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30° to 60° southeast. This sequence is overlain by a much thicker succession of thin-bedded quartz-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (>70°) “detachment” fault-shear zone. The greenstones have been folded and dip steeply toward the northeast and southwest.

The basement gneisses are commonly tightly-folded with boudins abundant near the mafic gneiss-feldspathic gneiss contact. Small granite porphyry stocks of Proterozoic to Paleozoic age locally intrude the gneisses.

All these lithologies are extensively cut by northeast-trending, high-angle, mostly west-dipping conjugate faults. The northeast trend of these faults vary from mostly north-northeast and true north on the west side of the district to northwest, with occasional north and rare northwest faults on the east side of the district. The faults are commonly vertical to steeply dipping in either direction and are occasionally filled with younger andesitic to basaltic diabase dikes, resulting in a dike swarm. Continued movement on these faults has provided the openings that host all important silver, lead and zinc mineralization in the district.

Exploration

Silvercorp initiated exploration and development activities in the SGX area including LJG (southeast of SGX) in July 2007, and in the TLP Project and the LM Project areas in December 2007.

Please refer to the section “Mineral Resource and Reserve Estimates” to review the parameters and assumptions with respect to the disclosure of any mineral equivalent grades.

Surface exploration in the Ying District has proven difficult because of the area’s high topographic relief and lack of good or accessible outcrops. Surface exploration drilling requires very long and expensive drill holes; consequently, the projects have been explored primarily from underground workings – tunnels, drifts, crosscuts and declines, typically about 2 x 2 metres in size – and by underground long-hole drilling. The workings follow the veins along strike, intersect the veins at different depth levels, and provide stations for underground diamond core holes, which are designed to define down-dip extensions of the veins. Due to the pocket-like character of the mineralization and to inexpensive labour costs, this underground exploration has proved to be the most effective and efficient way to define geometry of the veins and the mineralized bodies.

Very little surface work has been done recently on the project. An area-by-area and vein-by-vein summary of results and observations obtained from exploration activities completed to date, mostly underground drilling and tunnelling, and detailed statistics of the drilling and tunneling activities, are summarized in the Ying Report.

HPG Area – Principal Veins

The HPG area is the third most abundantly mineralized area in the Ying District. The HPG area is on the western margin of the district northeast of the SGX area. It consists of a few large, elongate and several shorter veins clustered in the central area. The veins nearly all trend SW-NE, with a few smaller veins along the margins bending northerly. The veins are locally enriched in silver, lead, zinc and gold.

Silvercorp has extensively explored the HPG area since August 2007 via surface and underground drilling and tunneling, based in part on data from previous exploration operators. They have identified a significant number of mineralized veins, occurrences, and mineralization features. Drill hole spacings at the surface are 50-100 metres apart. Use of tunneling (drift 1.8 metres x1.8 metres) exposes the mineralized veins along strike on different levels at 40-metre intervals. Underground drilling at 50-100-metre spacing is used to delimit down-dip extent of the veins below the 600-metre level. Decline and drift tunneling are commonly used to expose and mine the mineralized bodies on different levels. These exploration techniques have effectively delineated the mineralized bodies in the HPG area.

Exploration activities have focused on the most easily accessible major veins such as the H15 and H17 veins. The current exploration focus is on these two veins below the 300-metre level, although work also continues on other veins having high mineralization ratios – such as the H16, H15W, H12-1 and H13 veins. The H19 vein, which exhibits geophysical anomalies (e.g., high chargeability, low resistibility), is being exposed by tunneling and drilling between lines 18 and 22 at an elevation of 600 to 700 metres.

Exploration and mine development utilizes 10 main access tunnels – PD2, PD3, PD630, PD638, PD698, PD720, HPD29, HPD30, HPD640 and HPD850. Most exploration and development work has used the PD3 access tunnel which has four declines from the 600-metre level to the 340-metre level. A total of 12,280 metres of exploration tunnels, 96 underground holes (21,761 metres) and 67 surface drill holes (17,092 metres) had been completed by December 13, 2009, resulting in the discovery of several new mineralized zones.

Currently, mineralization has been defined in 16 separate veins in the HPG area with more than 90% of the mineralization hosted by 7 important veins: H17, H15W, H15, H16, H13, H5, and H12-1 (listed in order of resource size).

TLP Area – Principal Veins

Tieluping (“TLP”) is on the eastern margin of the Ying District and has several large, elongate, evenly close-spaced en echelon veins, mostly trending NNE-SSW and commonly connecting to each other on the southern and northern end of the vein system. In addition there are two small clusters of more widely spaced veins located in the southeastern and southwestern corner of the TLP area. The southeastern area, known as Guodaogou, has veins trending mostly NE-SW. The southwestern area, known as north Xigou, has fewer veins and they trend mostly either NE-SW or NW-SE. The mineralization consists mostly of silver and lead with minor zinc.

Exploration work at TLP consists of surface and underground drilling, underground tunneling and sampling, and tunnel expansion. The work has defined mineralization in six major veins and ten minor veins. The six major veins together contain about 93% of the currently defined mineralization. These six veins are II, III, IV, I, T-16 and V (listed in order of decreasing size).

LM Area – Principal Veins

The Longmeng (“LM”) area currently has less mineralization than is defined in the other operating mine areas in the Ying District, but it is one of the district’s more remote areas and has had the least exploration. It is on the eastern margin of the district in the Donggou area and has several large, elongate and irregularly wide-spaced veins, mostly trending northeast with two that trend north-south. In addition, there is a small cluster of wider spaced northwest trending veins located in the western portion of the LM area, that is the Xigou area. These veins are enriched with silver, lead and minor zinc. Mineralization is currently defined in seven major veins – LM5, LM12, LM2, LM6, LM19, LM14 and LM8 (listed in decreasing order of importance) – and six minor veins.

Exploration in Outlying Areas

Recent surface exploration has focused on two “frontier” areas within the Ying District, the XM and RHW areas:

XM Area

The XM area, immediately northwest of the HPG area and 3.5 kilometres northeast of SGX camp, is underlain by Archean gneiss intruded by Proterozoic diabase dikes and Mesozoic granite porphyry stocks. A thrust fault along the north flank of the area separates a footwall of Archean gneiss from a hanging wall of Proterozoic andesite. Soil geochemistry has outlined a north-northeast trending gold-silver-lead-zinc anomaly about 0.3 square kilometres in size. Prime exploration targets are three gold-silver-lead-zinc bearing veins – H15, H17, and H32 – that extend from the HPG area into the XM area.

Since 2004, Silvercorp has completed 3 square kilometres of geologic mapping at 1:10,000 scale, 42 metres of trenching, 630 metres of tunneling, 479 metres of drilling (two holes), and collected 299 samples in the XM Area. This work has identified 16 quartz-pyrite veins trending northeast or north-south and ranging from 70 to 1,200 metres in length and 0.2 metre to 26.8 metres in width. The most significant veins are X1, X8, and X11, which are the northern extension of the H32 vein from the HPG mine. One of the drill holes, ZK001, intersected a 12.6m wide zone of quartz-pyrite with anomalous gold and silver. Tunnel sampling and drilling have examined the X1 and X11 veins in some detail, with the X1 vein being sampled from several different underground tunnels scattered along 553 metres of strike between the 697-metre and 74-metre levels and the X11 vein sampled at the 750-metre level along 29 metres of strike. Results of the sampling warrant further exploration work.

RHW Area

The RHW area, adjacent to the northeast boundary of the exploration permit of the Ying Project, 3 kilometres north of TLP, includes 6.4 square kilometres of very rugged, forested hills. Surface mapping, trenching and limited tunneling by previous workers defined five NE-trending mineralized veins and one N-S mineralized vein. The veins range from 460 metres to 3,600 metres in length and are 0.3 metre to 2.0 metres wide. Silvercorp has since completed 0.3 square kilometres of surface geological mapping at 1:10,000 scale, 1,496 metres of underground geological mapping and sampling (66 samples) in artisanal tunnels, and drilled 7 diamond core holes (1,981 metres) resulting in 205 core samples.

Extensive exploration has been initiated on the C8 and C9 veins. The C8 vein is defined by three drill holes and the mapping and sampling of five artisanal tunnels. The vein is more than 1,000 metres long and locally contains massive galena. The C9 vein has been defined by surface trenching, two diamond drill holes, and the mapping and sampling of artisanal tunnels on the 841-metre, 833-metre, and 800-metre levels. Several old stopes up to 20 metres high and 169 metres long were encountered on the 641-metre and 833-metre levels. The vein is currently known to be more than 200 metres long.

Mineralization

The Ying District contains a myriad of mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut the Precambrian gneiss and greenstone. More than 80 major mineralized vein structures have been identified and mapped to date, while a number of smaller mineralized veins have been identified but have not yet been explored or developed.

To date, Silvercorp’s exploration-development-production activities have focused on five target areas in the Ying District:

  SGX – a 9 km2 area immediately south of the southwest portion of the Guxian Reservoir,

  HZG – a 2 km2 area adjoining the SGX Area on the south,

  HPG – a 6 km2 area northeast of the SGX Area,

  TLP – a 6 km2 area southeast of the HPG Area,

  LM – a 3 km2 area immediately south of the TLP Area.

Vein Structure

Structurally, the vein systems in the Ying District all appear to be generally similar, occupying steeply-dipping fault-fissure zones with a common change of trends, dips and dip directions. The major trend is northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike and are often filled by altered andesite or diabase dikes together with quartz-carbonate veins, or are defined as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. At the surface, a third to a half of the exposed structures are conspicuously mineralized as well as altered.

The veins occur as steeply-dipping, narrow, tabular or splayed veins, commonly as sets of parallel and offset veins. Individual veins along the structures thin and thicken abruptly, from a few centimetres up to a few metres in width, in classic “pinch-and-swell” fashion. The pinching and swelling are the result of flexural irregularities from movement along the structure, with “swells” representing zones of dilation. The dilation zones (swells) are often sites of pockets or “ore shoots.” At SGX, these “ore shoots” range from 30 metres to 60 metres or more in vertical and horizontal dimensions over vein widths ranging from 0.4 metres to 3.0 metres. Commonly the vertical dimension of the SGX shoots is greater – often twice or more – than the horizontal dimension. In long-sections constructed along the veins, many of these shoots are seen to have a steep, non-vertical rake.

The veins at TLP all dip westward while the veins at LM dip steeply both east and west. Prior mining and stoping at TLP indicate the mineralization along Vein II and I have a fairly shallow plunge toward the north. These structural zones extend for hundreds of metres to a thousand metres or more along strike. Altered andesite or diabase dikes together with fine-grained silica or quartz-carbonate veining occasionally fill these structures, or they may be expressed as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

Vein Character

The vein systems in all targeted areas are mostly similar in mineralogy with any differences between the areas likely due to district-scale mineral zonation at different levels of exposure, analogous perhaps to the broad-scale zonation patterns observed in other mesothermal silver-lead-zinc districts such as the Coeur d’Alene district, U.S.

SGX Area

The SGX area is the most extensively explored target area to date with at least 28 mineralized veins identified to date, 10 of which are intensely mineralized and contain 90% of the currently defined resources in the SGX area. Sampling in exploration and development workings at various levels indicates that approximately 27% of the material filling the veins is highly mineralized, ranging from 0.2 metres to more than 1.0 metres in width (average 0.48 metre) and containing an average of about 25% galena and 12% sphalerite. Other metallic minerals present in much smaller amounts include pyrite, chalcopyrite, hematite, and very sparse amounts of wire silver, silver-bearing sulfosalts (mainly the mineral pyrargyrite), silver-bearing tetrahedrite (known as “freibergite”) and possibly acanthite (silver sulphide).

The metallic minerals are confined to the veins, occurring as massive accumulations or disseminations. Much of the galena in the SGX veins occurs in massive tabular lenses consisting of coarse crystalline aggregates or fine, granular “steel galena.” These bodies can be up to 1.0 metre thick and 100 metres or more in vertical and horizontal dimensions. Sphalerite consists of the dark-colored, iron-bearing variety (also known as “blackjack” sphalerite) and occurs as coarse bands or aggregates with the galena. Alternating bands of galena, sphalerite, pyrite and quartz are common near the vein margins.

Most of the silver in the SGX veins is apparently present as microscopic inclusions in the galena. Silver occurs at a reasonably consistent ratio with lead, ranging from 45 to 65 grams silver (1.4 to 2.1 troy ounces) for each percent lead. Ag:Pb and Pb:Zn metal ratios in the SGX veins – using tonnes of contained metal and calculated as (Ag*100)/((Ag*100)+Pb) and Pb/(Pb+Zn) – are 0.36 and 0.74, respectively, very close to the Coeur d’Alene ratios of 0.29 and 0.72, and generally within the 0.22–0.63 and 0.51–0.72 ratio ranges considered to be characteristic of the silver-lead-zinc vein deposit model summarized previously in this report.

Much of the silver in these shoots is thought to be carried as a silver-rich, non-lead-bearing mineral such as freibergite, a dark-colored metallic mineral that could easily be hidden within metallic granular masses of galena. Not surprisingly, these same shoots contain up to several percent of potentially valuable copper, which is a major constituent of freibergite. Exploration in the SGX veins to date has found very little gold except for the short S7-2 vein in the eastern part of the target area which contains from 4.4 to 8.9 g/t gold, but very little silver, lead or zinc. Neither gold nor copper are currently recovered from the SGX vein ores.

Gangue in the SGX vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite in contrast to siderite, which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts. In the Coeur d’Alene district, for example, siderite is closely associated with the sulphide ore minerals, ankerite occurs farther away from the ore, and calcite is present as a distal carbonate mineral.

Wall rock alteration commonly consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification, and ankerite on fractures. There is also some retrograde alteration, expressed as epidote along fractures. The vein systems appear to persist or even strengthen at depth with many veins exposed in the underground workings often richer in silver-lead-zinc mineralization than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or, more likely, is zoned and becomes richer at depth.

HZG Area

In the HZG area, four mineralized veins have been identified to date. The HZG veins contain distinctly more copper than the veins of the other two Ying target areas, with the largest vein yet defined at HZG, the HZ20 vein, containing an average of 1.19% copper, occurring mostly in chalcopyrite and tetrahedrite. The tetrahedrite occurs commonly as lens masses, probably filling tension gashes, which are distributed in relay-like fashion near the vein margins and in ladder-like fashion in the center of the veins. Chalcopyrite is present as disseminated crystals in the gangue and in the tetrahedrite. Other sulphides include galena and pyrite.

The contact of the vein with wallrocks is sharp and marked by shearing and gouge. The gangue is predominantly quartz-ankerite with amounts of bright green fuchsite (a chrome-bearing muscovite), an alteration product which is found near the HZG vein margins. The presence of fuchsite, which is common in many greenstone-related, mesothermal gold districts, in the Ying District appears to be unique to the HZG veins.

HPG Area

More than 20 mineralized veins have been identified in the HPG area, with 7 of these containing 90% of the resources defined to date in the HPG area. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.2 metre to 5.2 metres in width, averaging 0.81 metre.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 metres. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite (lead carbonate), malachite (copper carbonate) and limonite (hydrous iron oxide). Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 metres depth, beyond which fresh sulphides are present with little or no oxidation.

The dominant sulphides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, native gold, bornite and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include quartz, sericite and carbonate, occurring as dolomite and calcite with some ankerite.

TLP and LM Areas

A total of 30 mineralized veins have been identified to date for the TLP Project and the LM Project. Underground sampling at various levels in the exploration and development workings along or across these veins indicates that a significant amount of the filling material in the vein is mineralized and contains an average of approximately 30% galena, 1% chalcopyrite and 1% sphalerite over widths of 0.2 metre to 1.0 metre or more. Other metallic minerals present in much smaller amounts include pyrite and hematite together with very sparse amounts of acanthite (silver sulphide).

The mineralization in the veins occurs as either massive accumulations or disseminations. Much of the galena occurs in massive tabular lenses consisting of coarse crystalline aggregates to fine granular “steel galena.” These bodies can be up to 1.0 metre thick and 100 metres or more in vertical and horizontal dimensions.

Most of the silver in the veins in TLP and LM are present as microscopic inclusions in the galena. It appears that Ag:Pb ratios are distinctly different between veins of the northern TLP area (the “North Zone”) and the southern TLP and LM area (the “South Zone”). Based upon 15 verification samples collected for a previous technical report, veins in the South Zone appear to have much higher zinc contents and higher Ag:Pb ratios (90 to 130 grams silver for each percent lead) than veins from the North Zone (5 to 15 grams silver for each percent lead), as well as proportionally less gold. It is thought this difference is the result of zonation or reflects differences in the level of exposure.

The gangue in the vein systems in TLP and LM is mostly fine-grained silica with zones of quartz-carbonate minerals and occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite (calcium-iron-magnesium carbonate), in contrast to siderite (iron carbonate) which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts. In the Coeur d’Alene district, siderite is closely associated with the sulphide ore minerals, whereas ankerite occurs farther away from the ore, and calcite (calcium carbonate) is present as the distal carbonate mineral.

Wall rock alteration consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification and ankerite on fractures. The vein systems appear to have better continuity and increasing mineralization at depth, and many veins exposed in the underground workings are often significantly richer in silver, lead and zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or more likely becomes richer at depth due to primary mineral zoning.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 metres. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite and limonite. Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 metres depth, beyond which fresh sulphides are present with little or no oxidation.

The TLP system also contains some epithermal veins and veinlets. These veins contain abundant large vugs lined with carbonate and they either crosscut or follow some of the mesothermal filled structures.

Drilling

The Ying District projects have been explored primarily from underground workings – tunnels, drifts, crosscuts and declines, typically about 2 x 2 metres in size – and by underground long-hole drilling. The workings follow the veins along strike, intersect the veins at different depth levels, and provide stations for underground diamond core holes, which are designed to define down-dip extensions of the veins. Due to the pocket-like character of the mineralization and to inexpensive labour costs, this underground exploration has proved to be the most effective and efficient way to define geometry of the veins and the mineralized bodies.

SGX Mine Area

Surface and underground exploration and development activities in the SGX mine area to date are listed below:

Exploration completed in the SGX/HZG/LJG area
from July 1, 2007 to November 30, 2009

Mine	Exploration Method	# of holes	Total length (m)
SGX	Surface drilling Underground drilling	26 holes 223 holes	9,917.55 72,425.64
	Tunneling	Drift Undercut drift Raise	27,740.20 5,691.20 5,185.00
	TOTAL	249 holes	38,616.40
HZG	Surface drilling Underground drilling	41 holes 40 holes	16,530.64 7,696.37
	Tunneling	Drift Undercut drift Raise	5,261.50 2,245.50 366.30
	TOTAL	81 holes	7,873.30

Mine	Exploration Method	# of holes	Total length (m)
LJG	Surface drilling Underground drilling	0 holes 11 holes	0.00 2,204.59
	Tunneling	Drift Undercut drift Raise	914.70 287.40 63.20
	TOTAL	11 holes	1,265.30

HPG Mine Area

Surface and underground exploration and development activities in the HPG mine area are listed below:

Tunneling		0
Declines		0
Undercut drifting		7,578 m
Main tunnel		12,280 m
Raise		907 m
Ventilation raise		0
Shaft		0
Underground drilling	96 holes	21,761 m
Surface drilling	67 holes	17,092 m
Ventilation hole	1 hole	140 m

TLP & LM Mine Areas

Surface and underground exploration and development activities in the TLP and LM mine areas are listed below:

TLP Mine
Tunneling	11,788.0 m
Tunnel enlarging	2,332.2 m
Undercut drifting
- Exploration drifting	4,646.0 m
- Production drifting	4,853.8 m
Raise	194.0 m
Underground drilling, 138 holes	31,016.0
Surface drilling, 18 holes	9,596.0

[The remainder of this page is intentionally left blank.]

LM Mine
Tunneling	5,727.0 m
Tunnel enlarging	0.0 m
Undercut drifting
- Exploration drifting	6,374.0 m
- Production drifting	2,619.0 m
Raise	287.8 m
Underground drilling, 125 holes	30,380.0 m
Surface drilling, 11 holes	3,321.1 m

Sampling Method and Approach

Silvercorp carefully documents all sampling and assay results on surface maps, underground level maps and longitudinal sections for all the Ying District mine target areas. The locations and widths of mineralized veins in underground mine workings are posted on the maps and sections. Most of the maps also provide silver, lead and zinc assay results along the veins. This is done to better understand the character of mineralization and help determine the extensions of the mineralization system.

Sampling and assaying of outcrops and tunnels is one of the primary tasks in all project areas. The principal sampling method consists of channel samples collected in surface trenches, bedrock outcrops, and underground tunnels and adits. Samples are cut across the true width of the vein in channels 10 centimetres wide and 5 centimetres deep, yielding approximately 3 to 15 kg of material for each 0.3 metre to 1.2 metres interval, depending on width of the mineralized vein. In some locations the samples are continuous chip samples across the true width of the veins. NQ-sized drill cores (4.8 cm in diameter) from the mineralized zones are split by sawing the core in two, with one half retained in the core box for archival purposes and the other half bagged for shipment to a laboratory for analysis.

The myriad of fault-fissure structures that cut the gneissic bedrock of the Ying District are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along strike and dip. Silvercorp’s exploration consists of horizontal tunneling along the veins with raises or declines driven to access the veins at other levels. In addition, core drilling is designed to intersect the veins in other locations both laterally and vertically. Such methods are typical of those used elsewhere in the world to explore for vein deposits. Our examination of Silvercorp’s exploration programs in the Ying District indicates the work is being carried out competently and professionally.

Our past on-site visits indicate that samples along veins and outcrops are taken at 5 metre intervals for assay, as also shown on Silvercorp’s sampling maps and sections. On these visits, we observed core drilling underway at the surface and in the underground workings, and we have repeatedly reviewed the drill data or drill core data from the various Ying District project areas.

Drill core recoveries are influenced by lithology. The rock appears competent, as the mines require no artificial support for underground adits, drifts, inclines, stopes or raises, even over several large expanses. One exception is wide fault zones where wood timbering is necessary to support the broken rock. This considerable rock strength makes drill core recoveries quite good.

Sample Preparation, Analysis and Security

No splitting of channel or surface samples is done prior to being sent to the laboratory, however drill core samples are split by a diamond saw. One half of the drill core is retained for archive, and the other half is individually secured in sample bags, then shipped to the laboratory. Employees of Henan Found and Henan Huawei collect the tunnel samples and split the core for sampling.

Sample preparation and analysis of the historical and current samples are done either by the ALS Chemex Laboratory (“ALS Chemex Laboratory”) in Guangzhou, China, near Hong Kong, which is an ISO 9001:2000-accredited facility, or by the Number 6 Laboratory of the Non-Ferrous Metals Geology Prospect Bureau (“Number 6 Laboratory”) of the Chinese government, located in Luoyang, Henan Province. Both laboratories are accredited and certified by the Chinese government and are well-known and respected for their analytical work in China. Their sample preparation procedures consist of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing to 200-mesh size. The 200-mesh sample split is split again with a 100-gram split used for final assay.

Number 6 Laboratory utilizes a two-acid digestion and atomic absorption spectrometry (“AAS”) as an assay method on a 0.5 gram analysis of a sample for silver, lead and zinc. A modified process for higher-grade materials utilizes titration. ALS Chemex Laboratory utilizes the inductively coupled plasma-atomic emission spectrometry (“ICP-AES”) process for its lead, zinc and silver assaying.

Silvercorp’s quality assurance and quality control check procedures include inserting standards in the sample batches submitted to the laboratories on a regular basis and submitting duplicate pulps to an independent external lab on an intermittent basis. They do not include “blank” samples.

Details of these procedures have been summarized at length in previous technical reports. In short, the basic procedures and results are as follows:

  Standards are included in samples sent to ALS Chemex Laboratory. Results have been within 3% for the lead, zinc and silver values.

  Duplicate pulps are sent to the ALS Chemex Laboratory for samples containing more than 50 g/t silver, 0.5% lead and 0.5% zinc. Results show average differences of less than 1% for silver and zinc values and 1.2% for lead values.

  Duplicate pulps are also selected at random, rather than from regular intervals, and sent for check analyses to the ALS Chemex Laboratory. The average differences between the Lanfang Laboratory analyses and the check analyses are near or below 5% for silver, lead and zinc.

Procedures used by Silvercorp for the preparation, security, analysis and checking of samples and sample results appear to be adequate and closely conform to standard industry practices. The authors of the Ying Report have no personal knowledge of the conduct, supervision, controls, sample preparation, analysis or security of samples.

Data Verification

Previous site visits to the Ying District were conducted by the authors of the technical reports at various times beginning in 2004 through 2008. In previous technical reports, verification samples were collected from the projects to confirm the presence of mineralization and the validity of Silvercorp’s sampling. Further verification samples were not collected for the Ying Report because (i) the previous verification sampling confirmed the presence of mineralization comparable in grade to that being reported by Silvercorp, and (ii) all four of the mine target areas have now been producing, shipping and selling commercial ore for periods ranging from one to four years.

To verify the data used in the Ying Report, the two principal authors of the Ying Report met with company representatives and reviewed a vast array of technical information during an 11-day period (January 5 to 15, 2010) at Silvercorp’s office in Vancouver, British Columbia, Canada. Assay data, maps, long-sections, cross-sections, and a plethora of spreadsheet information were carefully and closely examined and audited for each of the four principal mine areas in the Ying District.

Silvercorp offered unrestricted access to any or all information. The information consisted of various reports, maps, surveying data, and geological and geochemical technical data collected by drilling, trenching, tunneling and vein sampling, much of which was carried out intermittently over the past couple of years. Much of the information was in Chinese and required translation. Any inconsistencies in the information, data or translations were reconciled to our satisfaction.

Production records confirm that silver, lead and zinc minerals from all four mine sites are being concentrated at the Ying Project mill sites and subsequently economically recovered at the smelter. The mills use crushing, grinding and spiral separators to liberate minerals containing lead, zinc, copper, gold and silver values with final recovery of the valuable mineral products by concentration in the mill’s zinc and lead froth flotation circuits. The froth flotation concentrate is then dried using disk filters, followed by shipment to a smelter in Zhengzhou where the metals are recovered.

The purpose of our data verification was to verify results of Silvercorp’s exploration activities and confirm the mineral resource and production information. It is our opinion that the technical information presented by the company and documented here has been effectively verified for purposes of this Ying Report.

Mineral Resource and Mineral Reserve Estimates

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Ying District Project Total
Measured and Indicated Mineral Resource Estimates
(Inclusive of Mineral Reserves)
January 2010

	Mine Area	Wtd. Avg. Width	Tonnes (t)	Weighted Avg. Grade					Ag- Equiv.
				Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	(g/t)
MEASURED	SGX	0.57	561,328	-	845	15.5	5.8	-	1,631
	TLP	1.53	418,260	-	166	4.4	-	-	288
	LM	0.62	95,253	-	344	2.6	-	-	403
	HPG	0.49	33,526	0.8	160	10.8	1.2	-	639
	HPG(Au)	-	-	-	-	-	-	-	-
	HZG	-	-	-	-	-	-	-	-
	Total	0.93	1,108,367	0.03	525	10.05	2.95		988

INDICATED	SGX	0.46	1,619,839	-	584	12.8	5.4	-	1,267
	TLP	2.12	1,564,172	-	216	4.5	-	-	333
	LM	1.40	231,781	-	385	4.2	-	-	497
	HPG	0.79	322,414	1.2	125	4.9	2.1	-	422
	HPG(Au)	0.62	31,676	5.4	32	0.7	0.6	-	382
	HZG	0.78	248,484	-	598	1.8	0.4	0.9	730
	Total	1.21	4,018,367	0.14	389	7.66	2.37	0.05	751

MEAS. + IND.	SGX	0.49	2,181,168	-	651	13.5	5.5	-	1,361
	TLP	2.00	1,982,432	-	205	4.5	-	-	323
	LM	1.17	327,034	-	373	3.7	-	-	470
	HPG	0.76	355,940	1.2	128	5.5	2.0	-	442
	HPG(Au)	0.62	31,676	5.4	32	0.7	0.6	-	382
	HZG	0.78	248,484	-	596	1.8	0.4	0.9	730
	Total	1.15	5,126,734	0.12	418	8.18	2.05	0.4	802

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Ying District Project
Total Inferred Mineral Resource Estimates
January 2010

	Mine Area	Wtd. Avg. Width	Tonnes (t)	Weighted Avg. Grade					Ag- Equiv.
				Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	(g/t)
INFERRED	SGX	0.50	2,619,972	-	814	18.0	6.6	-	1,738
	TLP	1.27	2,827,622	0.1	135	3.0	-	-	213
	LM	0.88	84,677	-	265	2.5	-	-	326
	HPG	1.02	365,450	1.7	114	6.4	2.9	-	516
	HPG(Au)	-	-	-	-	-	-	-	-
	HZG	0.62	271,042		552	1.4	0.3	0.7	645
	Total		6,168,763

Ag Equivalent Calculation

A silver equivalent grade is intended to provide a rough calculation of mineral grade of ore expressed as a single unit. It is an imperfect calculation but is often used within the silver mining industry. A very simple hypothetical example is presented below:

If a given hypothetical grade was 30 ounces of silver per tonne and 0.5 ounces of Gold per tonne, and silver and gold prices were $20 per ounce and $1,000 per ounce respectively, and ignoring all other factors including recovery rates, then the silver equivalent would be expressed as the total grade value of the ore divided by the dollar value of an ounce of Silver. In this hypothetical example the total grade value would be all of the silver grade value (30 ounces multiplied by $20 per ounce = $600) plus all of the gold value (0.5 ounces multiplied by $1000 per Oz = $500) resulting in the total grade value of $1100. The $1100 grade value, expressed in ounces of Silver rather than in dollars would then be ($1100/$20 = 55). Accordingly the Silver equivalent grade for this hypothetical example is 55 ounces of silver per tonne.

In the Ying Report, the silver equivalent (“Ag Equiv.”) determination is performed based on the individual grades calculated after applying mining recovery and dilution factors. Table 17-2 presents long term metal prices and actual milling recoveries used in this formula.

g/t Ag-equiv = g/t Ag x Ag Recovery + g/t Au x Au Price/Ag price x Au Recovery +(%Pb x Pb price x Pb Recovery + %Zn x Zn price x Zn Recovery + %Cu x Cu price x Cu Recovery) x22.0462 x 31.1035 / Ag price

Where:	1 metric tonne = 2204.622 pounds
1 troy ounce = 31.1035 grams

		Milling Recoveries, %
Metal	Metal Prices	SGX	HZG	HPG	TLP	LM
Gold	US$350/oz			75
Silver	US$6.50/oz	93	90	86	84	88
Lead	US$0.40/lb	97	88	94	80	90
Zinc	US$0.45/lb	80	80	72
Copper	US$1.50/lb		80

Mineral Reserve Estimates

To convert mineral resources to mineral reserves, Silvercorp uses the following procedures:

1.	Select the resource polygons whose average Ag Equiv. grade is greater than the mine cut- off grade;

2.

Calculate the utilizable resources by subtracting: (a) the mine pillars including the safety pillar; (b) the resources below the mine cut-off grade, and (c) the resources that cannot be utilized at assumed metal prices.

3.	Estimate the mineral reserve by applying appropriate mining recoveries and dilutions.

The mineral reserve estimate of the Ying District on November 30, 2009, is summarized in the table presented on the following page.

It is noted that mining loss is about 30% from the TLP residual-recovering stopes above the 730-metre level where they were incompletely mined by local miners, prior to Silvercorp acquiring the property.

Summary of Mineral Reserve in Ying District (on November 30, 2009)

	Mine Area	Wtd. Avg. Width	Tonnes (t)	Weighted Avg. Grade					Ag- Equiv.
				Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	(g/t)
PROVEN	SGX	0.57	684,010	-	638	11.68	4.35	-	1,231
	TLP	1.53	480,244	-	129	3.29	-	-	219
	LM	0.62	117,651	-	267	2.05	-	-	324
	HPG	0.49	40,296	0.60	124	8.43	0.89	-	516
	HPG (Au)	-	-	-	-	-	-	-	-
	HZG	-	-	-	-	-	-	-	-
	Total	0.92	1,322,201	0.02	404	7.68	2.28		761

PROBABLE	SGX	0.46	1,974,584	-	441	9.67	4.08	-	957
	TLP	1.22	1,856,756	-	165	3.48	-	-	256
	LM	1.04	287,349	-	298	3.23	-	-	397
	HPG	0.79	385,718	0.92	93	3.69	1.53	-	320
	HPG (Au)	0.62	27,000	4.11	24	0.56	0.44	-	224
	HZG	0.78	289,000	-	471	1.44	0.29	0.70	578
	Total	0.84	4,820,408	0.10	298	5.88	1.81	0.04	576

PROV. + PROB.	SGX	0.49	2,658,594	-	492	10.19	4.15	-	1,027
	TLP	1.29	2,337,000	-	158	3.44	-	-	249
	LM	0.92	405,000	-	289	2.89	-	-	376
	HPG	0.77	426,015	0.89	96	4.14	1.47	-	339
	HPG (Au)	0.62	27,000	4.11	24	0.56	0.44	-	224
	HZG	0.78	289,000	-	471	1.44	0.29	0.70	578
	Total	0.85	6,142,609	0.08	321	6.27	1.91	0.03	616

The veins in the Ying District are polymetallic veins that contain several potentially payable metals, specifically silver, gold, lead, zinc and copper. At this time, gold is recovered from only a few veins in the HPG mine area and copper is not recovered from any of the mine operations. As required by NI 43-101, the grade and quantity of each potentially payable metal are separately reported in the resource tables presented in this Ying Report.

Also included in this Ying Report are silver-equivalent values which Silvercorp uses as a way to assess cutoff grades and to quickly compare tenor and magnitude of the polymetallic veins. The silver-equivalent formula is as follows:

g/t Ag-equiv = g/t Ag x Ag Recovery + g/t Au x Au Price/Ag price x Au Recovery + (%Pb x Pb price x Pb Recovery + %Zn x Zn price x Zn Recovery + %Cu x Cu price x Cu Recovery) x 22.0462 x 31.1035 / Ag price

The metal prices currently used in the equivalency calculations are as follows:

Silver (Ag)	US$	6.50/troy ounce
Gold (Au)	US$	350.00/troy ounce
Lead (Pb)	US$	0.40/pound
Zinc (Zn)	US$	0.45/pound
Copper (Cu)	US$	1.50/pound

The metals prices are substantially below current market prices for the respective metals; however, the prices have approximately the same relative value to each other as the current prices.

The metal recoveries used in the equivalency calculations are average approximate recoveries based on Silvercorp’s experience to date for the processing of ores from the Ying District and are as follows:

Silver (Ag)	91%
Gold (Au)	50%
Lead (Pb)	95%
Zinc (Zn)	80%
Copper (Cu)	90%

Standard unit conversions used in the resource calculations and reporting are as follows:

1 troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds

Resource block parameters

Polygonal resource blocks are constructed using the longitudinal sections of the veins. Following are the parameters and other procedures used in the Ying Project mineral resource estimates:

1.	Thickness – used for resource block calculations represent weighted average of the horizontal widths of all samples included in the block area.

2.

Minimum cutoff thickness – for mineralization is 0.10 metres. Underground channel samples, collected across the veins every 5 to 7 metres along the vein, are composited in groups of five to represent approximately 25 metres of section along the vein.

3.

Cutoff grades – the silver-equivalent cutoff grade for the HPG Project, the LM Project and the TLP Project is 150 g/t; for the SGX Project and the HZG Project, the cutoff grade is 300 g/t. (Note: The silver-equivalent cutoff grades do not consider metal recoveries.)

4.

Top cut – a statistically determined 9,019 g/t Ag value is used as a top cut for extremely high silver assay values. Only a handful of assays to date have exceeded that value. No top cut is applied to lead, zinc, copper or gold.

5.

Measured resource blocks – defined strictly by continuous channel or chip samples taken from tunnels and drifts and projected 20 metres above and below the tunnels and 20 metres along strike for the SGX and HTP mine areas or 25 metres along strike for the TLP and LM mine areas.

6.

Indicated resource blocks – defined as being above and below a measured resource block and are projected no further than 40m away, or they can be defined by drill holes, in which case the blocks are projected up to 80m away to block boundaries defined as mid-points between drill holes.

7.

Inferred resource blocks – block projections are limited to 160m where veins have been intersected by deep holes, and limited to 80m where the blocks have not been intersected by drill holes. Resource estimate is calculated by applying a mineralization ratio (“MR”). This ratio is based upon the length of the adjacent tunnel or drift along the vein having values above the equivalent-silver cutoff grade divided by the total length of the tunnel or drift. The MR is used to estimate the portion (tonnage) of the inferred resource block above the cutoff grades.

8.

Weighted averages – the estimated grades and thicknesses reported for the vein-by-vein resource estimations in the Ying Report are derived from the weighted average of all measured and indicated blocks on the vein.

9.	Specific gravities – used in calculating tonnages of the various resource blocks vary from area-to-area, dependent in part on the grade or character of the mineralization:

resource area	specific gravity	comments
SGX	4.2	for Ag-equiv. grades > 1250 g/t
	3.0	for Ag-equiv. grades 300-1250 g/t
HZG	2.8
H PG	2.8
LM	2.92
TLP	2.88	for oxide mineralization
	2.95	for mineralization below 980m level

10.

No mining dilution applied – the “estimated mineral resources” are in-situ estimates for which no internal or external dilution has been applied. However, the wall rock surrounding the veins is commonly silicified and usually breaks clean from the wall rock, thus minimizing dilution. Further, the method employed for mining these narrow veins is resuing stoping which separately breaks and removes ore from the wallrock.

11.	Excludes mined-out areas – areas mined-out as of November 30, 2009, are excluded from the resource blocks.

12.	Includes mineral reserves – the “estimated mineral resources” reported herein are inclusive of the “estimated mineral reserves” which are separately reported in the Ying Report.

Mining Operations

Mining Method

The principal mining methods in the Ying District include the short-hole shrinkage stope and the resuing stope. Surface collapsing is allowed because no agriculture or other industrial infrastructure is located in the vicinity of the mine sites.

(a) Short-Hole Shrinkage Stope

This method is used worldwide as one of the most successful mining methods for narrow veins. The system starts with drifting along the vein to expose it in the back of the drifting. An access drift is created within the footwall. Crosscuts are driven at approximately 5 metres intervals. These crosscuts intersect the vein and act as draw points for the loading out of ore.

Stope structure parameters

The typical size of a stope block is 50 metres along the strike of the vein and approximately 40 metres in height. Two access raises, about 1.8 metres by 1.8 metres, are driven providing access to the stope and services air, water and ventilation. Veins are less than 0.8 metres thick are diluted to 0.8 metres with the assumption that the waste contains no grade. It is possible to achieve 90%-95% mining recovery of in situ resources.

In the case of veins less than 0.8 metre thick, both ore and waste must be mined to open a minimal mining width (0.8 metre). There is no bottom pillar structure designed; part of side pillars are recoverable when the stope has been mined out; crown pillars are generally left in situ for safety purposes.

Blasting and mucking

The mine crew normally consists of two Jack Leg miners using YT-24 pneumatic drills. A 1.8-metre round is drilled and blasted filling the void below as the mining proceeds upwards. While the crew is mining upwards, only 30% of the ore may be extracted from the stope due to 1.4~1.6 times expansion of the blasted material, until the entire stope is mined at which point all of the blasted ore may then be extracted. During this initial phase, expected production is 50-75 tons per day per stope. The crew drills and charges the holes with cartridge explosives and ignites the blast with a tape fuse. The second shift crew enters the stope after the smoke from the previous round has cleared. Loading the ore from the draw points is by hand to railcars, diesel tricycle carts or handcarts.

Dilution and Recovery

Short-hole shrinkage stoping is calculated to a minimum mining width of 0.8 metre. The proven and probable reserves are calculated using dilution factors based on the thickness of the ore vein, ranging from 30% to 45%; planned mining recoveries range from 90% to 95%. The calculation formula of dilution factor is as follows.

Where:	Vore – volume of vein (m3); Vwaste - volume of waste (m3); SGwaste - special gravity of waste; SGore - special gravity of vein ore.

(b) Resuing Stope

The resuing method is used for veins narrower than 0.6 metre. It creates stopes by first drilling and blasting the ore vein (0.1 metre to 0.6 metre in thickness) from the drift along the vein. Blasted ore is mucked into steel mill holes constructed above each draw point that rises with the mining. As the stope is mined upwards, the waste on the footwall is blasted to maintain a minimum mining width of 0.8 metre. The stope will not contain ore when mining is complete in contrast to the short-hole shrinkage stope. The stope is left filled with waste from the slashing of the footwall necessary to maintain a minimum mining thickness. If the slashed waste generated in this way is insufficient to maintain stope filling to a minimum level, additional waste is slashed from upward sloping tunnels into the footwall.

Stope structure parameters

The ore bodies are divided into stope blocks with lengths along strike of 50 metres to 80 metres and heights from 20 metres to 50 metres depending on the regularity in the structure of the vein. At the bottom of the stope blocks, a parallel series of crosscuts at approximately 5 metres intervals and connecting cuts (at the block ends) perpendicular to ore vein strike are developed to intersect a drift developed in the footwall outside the ore vein. This footwall drift is used for access, ore haulage, ventilation air and water.

Two access raises, about 1.8 metre by 1.8 metre, are driven to provide access to the stope and air, water and ventilation. Veins that are less than 0.3 metre must be diluted to 0.3 metre with the assumption that the waste contains no grade. It is expected that 93-95% mining recovery of in situ resources is possible. There is no bottom pillar structure; part of side pillars is recoverable when mined out in the stope; crown pillar should be left in situ for safety purpose.

Blasting and mucking

The mining crew generally consists of two Jack Leg miners using YT-24 drills. A 1.8-metre round is blasted and mucked as mining proceeds upwards. After two rounds are blasted and mucked, the footwall is blasted to fill the space mined out. This process repeats until the crown pillar is reached. The entire stope is left filled with waste from slashing of the footwall.

Blasting holes use single-row or diagonal layout. Drill hole depths are about 2 metres, and transverse spacing is 0.8 to 1 metre. The crew drills and charges the holes with cartridge explosives and ignites the blast with tape fuses at the end of their shift. The following crew enters the stope after the smoke has cleared from blasting of the previous round. Ventilation air and water are carried up the raises to the stopping level. Blasted ore is mucked manually using handcarts, and is dumped to the steel mill hole. Loading of the ore from the draw points at the bottom end of the steel mill hole is by hand to railcars, diesel tricycle carts or handcarts. To prevent losing blasted ore, rubber belts are laid on the blasted rock floor before drilling and blasting narrow ore veins, and then it is rolled up before drilling and blasting footwall. Stope production rates of 30-50 tonnes per day are normally achieved.

Dilution and Recovery

Resuing is calculated to a minimum blasting width of 0.3 metre. The Proven and Probable reserves are calculated using a dilution factor based on the thickness of the ore vein, ranging from 25% to 70% and mining recoveries ranging from 93% to 97%. The calculation formula of dilution factor is as follows:

Where:	Vore – volume of vein (m3); Vwaste - volume of waste (m3); SGwaste - special gravity of waste; SGore - special gravity of vein ore.

Mining Plan

The mining plan was developed considering vein characteristics, ore reserves, mining conditions, and the time line to prepare mine stopes. The SGX Project and the HPG Project have been developed to allow for their ore production levels to maintain planned capacity starting from 2010 without any ramping-up period. The TLP Project and the LM Project are undergoing major development that includes development of blind shafts and blind declines which will allow ore production to be ramped up within one or two years.

The SGX Project and the HZG Project

The SGX mine includes the HZG camp. The HZG mineralization contains copper in addition to silver, lead and zinc, require a separate production schedule for the HZG camp. The mining sequence follows an advanced method from the blind shafts and blind declines to mining boundaries, from top level down to lower levels. Due to the limited ore reserve at each level, it is necessary to extract ore from two or more levels at the same time, in order to meet an annual production of 260,000 tonnes. The production number of 302,000 tonnes for 2010 includes 42,000 tonnes of stockpile ore in storage of at the end of 2009.

At SGX, a total of 16 veins are divided into 548 stopes, including 453 resuing (53%), 87 short-hole shrinkage (16%) and eight residual-recovering stopes. The weighted average width for the resuing stopes is 0.50 metres, for the short-hole shrinkage stope is 0.94 metre. According to the mining plan, the reserve accessed by No. 1, 2 and 3 blind shafts may be mined in about six years. To sustain production, construction of three blind shafts below the 260 metres level will be accelerated.

The HPG Project

Some stopes at HPG are higher in gold, so the production schedule for these areas is arranged separately. The mining sequence follows an advanced method from the blind declines to mining boundaries, from top level down to lower levels. Due to the limited ore reserve at each level, it is necessary to extract ore from two or more levels at the same time, in order to meet an annual production of 45,000 tonnes.

A total of 14 veins are divided into 105 stopes, including 54 resuing (51%) and 51 short-hole shrinkage stopes (49%). The weighted average width for resuing stopes is 0.42 metre, and for the short-hole shrinkage stopes is 1.48 metres. According to the mining plan, the reserve accessed by current declines may be mined in about 4 years. To sustain production it is necessary to speed up construction of the blind shaft below the 300-metre level in PD3.

The TLP Project and the LM Project

The mining sequence follows an advance method from the blind declines and blind shafts to mining boundaries, from top level down to lower levels. Due to the limited ore reserve at each level, it is necessary to extract ore from two or more levels at the same time, to meet an annual production of 218,000 tonnes for TLP mine and 47,000 tonnes for LM mine.

Concentrate Sales Contracts

As a general practice, Silvercorp sells its lead and zinc concentrates directly to local smelters instead of paying treatment charges and selling metals on the markets. Silvercorp is responsible only for packaging and uploading of concentrates. Selling prices are determined based on the date of shipping the concentrate.

Sale Prices of Pb Concentrates in December of 2009

	Price	Ag	Price factor	Au	Price factor
PB content	(RMB/t)	(g/t)	(RMB/g)	(g/t)	(RMB/g)
>60%	A - 2300	>4000	B * 86%	>1.0	C * 50%
>55%	A - 2400	>3000	B * 85%	>3.0	C * 60%
>50%	A - 2500	>2000	B * 84%	>4.0	C * 70%
>45%	A - 2600	>1000	B * 83%	>5.0	On Market
>40%	A - 2700	-	-	-	-
>35%	A - 3200	-	-	-	-

Notes: A, B and C are online prices of Pb, Ag and Au respectively;
A and B price have included 17% “Value added Tax”.

Sale Prices of Zn Concentrates in December of 2009

Zinc content	Price (RMB/t)
> 45%	D - 5800
40 ~ 55%	(D-5800) – (55-Grade) *45

Markets

There are more than five lead smelters within a 300-kilometre range from the Ying District. They have a combined smelting capacity of 1,000,000 tonnes of lead metal. While the smelters purchase the majority of the lead concentrate feed in domestic market, many of them have to import from overseas. As such, Silvercorp has been able to negotiate good payments terms for its concentrates.

Currently, the company sells its lead concentrate to five lead producers, and sells its zinc concentrate to two zinc producers.

Capital And Operation Costs

Capital Costs

Capital costs are used for major mine developments including shaft sinking, equipment purchase, installation, main access drifting, etc. The table on the following page is an estimate of the capital costs for mine development, which will sustain production at 260,000 t/yr for the SGX Project and 45,000 t/yr for the HPG Project, and that can ramp up production to the planned capacity 218,000 t/yr for TLP Project and 47,000 t/yr for LM Project. Estimates are based on the current mine contract rates.

Capital cost at Ying District, US$

Year	SGX	HPG	TLP	LM	Total
2010	1,340,000	180,000	1,000,000	1,100,000	3,620,000
2011	1,000,000	270,000	1,000,000	200,000	2,470,000
2012	1,000,000	110,000	400,000	800,000	2,310,000
2013	-	80,000	-	-	80,000
2014	-		-	-
2015	-	150,000	-	-	150,000
2016	-	60,000	-	-	60,000
2017	-	50,000	-	-	50,000
2018	-		-	-
2019	-	170,000	-	-	170,000
2020 Total	3,340,000	1,070,000	2,400,000	2,100,000	8,910,000

Operation Costs

The table below summarizes the operational costs based upon actual figures for the SGX Project (including the HZG Project), the HPG Project (including the HPG gold mine), and trial production results for the TLP Project and the LM Project from July 2009 to November 2009.

Operational Costs (US$/t)

	Cost
Items	SGX&HZG	HPG&HPG Gold Mine	TLP	LM
Mining	$41.00	$32.00	$29.00	$29.00
Sustaining capital	$5.00	$5.00	$5.00	$5.00
Shipping	$3.50	$3.50	$3.00	$3.00
Milling	$10.00	$10.00	$8.27	$8.27

	Cost
Items	SGX&HZG	HPG&HPG Gold Mine	TLP	LM
General and administration	$4.00	$4.00	$0.83	$0.83
Total	$63.50	$54.50	$46.10	$46.10

Taxes

China levies a 17% VAT on goods. The 17% VAT input credit on purchased materials, power and machineries can be used to offset 17% VAT levied on silver, lead, zinc and copper products. No VAT is charged for selling gold.

As a Sino-foreign joint venture, Henan Found enjoys a reduced income tax rate of 12.5% in 2010, while Henan Huawei will have a reduced rate of 12.5% in 2010 and 2011. Income tax rate thereafter will be 25%.

Exploration and Development

The Company will be following the recommendations in the Ying Report for exploration and development.

5.2 GC Project

Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (the “GC Report”) effective June 18, 2009, and prepared by Brian F.J. O’Connor, P.Geo. Portions of the following information are based on the assumptions, qualifications and procedures which are not fully described herein. References are made to the full text of the GC Report which is available for review on SEDAR located at www.sedar.com.

Property Description and Location

The GC Project is located In Yun’an County, Yunfu City, Guangdong Province, People’s Republic of China. In 2008, Silvercorp acquired 100% of the shares of Yangtze Gold, which wholly owns Yangtze Mining. Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze. The exploration permit for the GC Project is owned by Anhui Yangtze. Since the date of the GC Report, ownership has been restructured such that Silvercorp holds a 95% beneficial interest in the GC Project which is now held in Guangdong Found.

The boundaries of the exploration permit have not been surveyed and no boundary markers have been staked in the ground. The GC Exploration Permit (permit number 4400000730248) was issued on December 29, 2007, is owned by Anhui Yangtze and covers an area of 5.54 square kilometres and was valid until November 24, 2009.

Subsequent to the completion of the GC Report, the GC Exploration Permit was replaced by a Mining Permit,(number C1000002010113210083333) issued by the Ministry of Land and Resources of China. The GC mining permit has a term of 30 years and covers the entire 5.5 square kilometer area of the GC Project. The permit was issued on the terms applied for, and allows for the operation of an underground mine to produce silver, lead and zinc ores. Silvercorp now plans to commence construction of a 1,500 tonne-per-day mine and mill operation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The GC Project is located around Gaocheng Village of Gaochun Township, Yun’an County, Guangdong Province, China. Altitudes in the region range from 78.0 metres to 378.0 metres above sea level, usually 150-250 metres above sea level, with relative differences of 50- 150 metres. Vegetation is in the form of secondary forests of pine and hardwoods, bushes and grasses. Top soil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.

The GC Project is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120 kilometres northwest of Hong Kong and has a population of almost 12 million registered residents and temporary migrant inhabitants in December of 2007, according to an economic report released by the Guangzhou Academy of Social Science. It is serviced by rail and daily flights from many of China’s larger population centres. Access to the GC Project from Guangzhou is via 178 kilometres of four lane express highway to Yunfu, then 48 kilometres of paved road to the project site. A railway connection from Guangzhou to Yunfu is also available.

The region belongs to sub-tropical monsoon climate with average annual temperature of 20-22°C. Rainfall is mainly concentrated in spring and summer from March to August. Winters feature short periods of frosting. The GC Project would be able to operate year round.

Streams are well developed in the area, the Hashui River flows in the GC Project area. There is a reservoir upstream of the GC Project area. Small hydro power stations are developed in the region that are connected to the provincial electrical grid. There is a 10KV power line across through the project area.

The topography offers a number of opportunities for waste rock and tailings storage proximal to the resource to 5 kilometres from the resource.

The economy of Yun’an County mainly relies upon agriculture and some small township industrial enterprises. Labour is locally available, and technical personnel are available in Yunfu and nearby cities. The Gancheng village is located within the GC Project area.

History

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area. Systematic regional geological surveys covering the area started in 1959. The following is a brief history of the exploration work in the area: From 1959 to 1960, the No. 763 Geological Brigade of Guangdong Bureau of Geology conducted a 1:200,000 regional geological survey and mapping, and regional prospecting of mineral resources in the area. A geological map and geological reports were published.

In 1964-1967, the Comprehensive Study Brigade of Guangdong Bureau of Geology conducted general prospecting and 1:50,000 geological mapping in the area including the project area, and submitted a geological report.

In 1983, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 airborne magnetic survey covering the project area.

In 1988, the Regional Geological Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 stream sediment survey, which covers the project area.

In 1991, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 gravity survey covering the project area.

In 1995, Ministry of Geology and Mineral Resources completed the compilation and interpretation of 1:1,000,000 geochemical, geophysical and remote sensing surveys covering the area.

During 1995 and 1996, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:50,000 soil survey, and defined some large and intensive lead, zinc, silver, tin, tungsten and bismuth geochemical anomalies, which covers the project area.

During 1990 and 2000, Guangdong Provincial Institute of Geological Survey conducted a 1:50,000 stream sediment survey which covers the project area, and defined several intensive comprehensive anomalies of lead, zinc, silver, tin and manganese leading to the discovery of GC deposit.

During 2001 and 2002, and again in 2004 and 2005, Guangdong Provincial Institute of Geological Survey conducted general prospecting at the GC Project area, and defined some mineralized bodies and estimated mineral resources of the GC deposit.

During 2006 and 2007, contracted by Yangtze Mining, the Guangdong Provincial Institute of Geological Survey conducted a detailed prospecting at the GC Project area, completed a 36-hole, 11,470 metres surface diamond drilling program and 1,964 cubic metres of trenching and surface stripping, to update and upgrade the mineral resources of the GC deposit.

Geology

Regional Geology

The factual information in this section has been prepared by Anson Xu in April 2008. Mr. Xu is a qualified person within the meaning of NI 43-101.

The property is located at the north portion of the Yunkai uplift of the Southern China folding system, the east margin of the Luoding basin and east of the Wuchuan-Sihui major fault. Structurally, the deposit occurs at the intersection of a northeasterly striking fault zone and a near east-westerly striking fault zone. Northeast striking structures and arc structures form the basic geological framework of the region.

Regional outcrop includes (i) Later Proterozoic Sinian sedimentary elastics and carbonate rocks, which host silver, lead and zinc multi-metallic deposits in the region, (ii) Paleozoic Ordovician, Silurian, Devonian, Carboniferous sedimentary elastics and carbonate rocks which host some copper, lead and zinc deposits, manganese deposits and gold and silver deposits, (iii) Mesozoic Triassic coal-bearing elastics rocks, and (iv) Cretaceous red elastics rocks.

The regional geochemical surveys defined multiple anomalies of silver, gold, lead, zinc etc. along the arc/ring structural zone. The GC deposit occurs in one of the anomalies.

Mineral deposits are abundant in the region. The Dajiangping Pyrite deposit, the Dajinshan tungsten and tin multimetallic deposit, the GC lead, zinc and silver deposit, the Jianshan-Shimentou lead, zinc and silver deposit, the Jiuquling tin deposit, as well as many mineralization sites and showings, have been discovered in the region.

Property Geology

The GC Project is located in the northeastern margin of the Luoding basin, which is at the middle portion of the Yunkai uplift in the Hua’nan (South China) Fold System. The deposit is located at the intersection between Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone.

Stratigraphy

Outcrop in the project area includes the Sinian Daganshan Formation which is composed of quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, argillaceous limestone; the Triassic Xiaoyunwushan Formation which is made up of quartz sandstone and shale; and the Cretaceous Luoding Formation of sandy conglomerate and conglomerate.

Structures

The GC Project roject area is situated in the southwest part of the Daganshan uplift. Structures developed in the area are mainly the NWW striking Gaocheng Fault zone, the NE striking Baimei Fault zone, and the Songgui Fault zone.

The NWW-striking fault zone is the main mineralization bearing structure in the deposit, and is also the most developed and the largest fault zone of the three. The Gaocheng Fault zone is part of the NWW structure. Most of the defined veins (V2-2, V2, V2-0, V2¬1, V3, V4, V5, V5-1, V6, V6-0, V7, V7-0, V7-1, V8, V8-0, V8-1, V9, V9-0, V9-1, V13, V14, V15, and V15-1) are found in this fault zone. The fault zone is about 4.8 kilometres long and about 2,000 metres wide with more than 10 nearly parallel faults within a granite zone and the Cretaceous Luoding Formation. It strikes at 290°, dips SSW at angles of 60-809, and is the main mineralization hosting structure in the area. It is has been observed that the NE-striking faults cut through the NWW-striking structures with no or minor displacement. Mineralization veins such as V10, V10-1, V11 and V12 are controlled by the NE-extending fault zones.

Magmatic Activities

A series of magmatic events occurred on the GC property. Intrusives include Paleozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium-grained adamellite, brownish, fine-grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, aplite. The Mesozoic intrusives intruded along the south and southwest contacts of the Paleozoic granites. The majority of silver, zinc and lead mineralization is hosted by the Mesozoic granite.

A number of drill holes have pierced the footwall of the granite. The footwall elevation contour indicates that the granite dips to south and strikes to west northwest, which is parallel to the majority of mineralized veins on the GC Project property. The main mineralized veins V2 and V6 occur in the fault zones that are nearer to the footwall of the intrusives.

Exploration

Exploration work by Silvercorp on the GC property was carried out in 2008. The diamond drilling undertaken in 2008 represented 43% of all the diamond drilling on the property.

The main programs conducted on the GC Property by Silvercorp in 2008 are as follows:

Program	Unit	Work Completed (2008)
1:10 000 soil profiling	km	10
Diamond drilling	m	10,083
Trenching (pitting)	m	740
Soil samples	sample	535
Chemical analysis samples	sample	2,139
Metallurgical testing	test	1

Soil Geochemical Program

A 1:10,000 scale geochemical survey was done by taking samples from C-layer of top soils and the samples were assayed for gold, silver, copper, lead, zinc, molybdenum, antimony, and mercury, etc. The program resulted in outlining significant silver, lead, and zinc anomalies, providing targets for surface trenching and pitting. Most of the veins on the property were discovered using the soil geochemical results.

In 2008, soil geochemical survey (1:10,000 scale) was carried out by Silvercorp through the collection of 535 samples within a 2.22 square kilometre area in the southern part of the property where no drilling had been previously performed. Three new silver, zinc and lead geochemical anomalies observed to be over 500 metres long and up to 250 metres wide were identified, providing priority drill targets with the potential to host additional veins.

Soil Geochemical Anomalies of silver, lead and zinc on the GC Project Property

Anomaly AS1 is located at the east of V4 vein along F4 fault. The anomaly is about 500 metres in length and 50 to 100 metres in width. Trenching was carried out over the anomaly and mineralization was confirmed by the sample assay result. AS2 anomaly is located between exploration line 1 and 12. It measures about 500 metres in length and 20 to 200 metres in width. AS3 anomaly is between exploration lines 28 to 44. Its length is about 500 metres.

Topographic and Geological Mapping

GIGS conducted a 1:10,000, 1:5,000 and 1:2,000 geological mapping programs, and a 1:2,000 topographic survey covering the GC Project area. The geological mapping programs established stratigraphic sequences, size, and distributions of intrusive rocks and faults.

The grid system used for the GC Project is Beijing Geodetic Coordinate System 1954. Altitude is referred to Yellow Sea 1956 Elevation System. The project survey control points were generated from three nearby national survey control points. The control points were surveyed using four NGS-9600 GPS receivers. Survey machines used for topographical survey and geological points, trenches, adits, and drill hole collars were Topcon GTS-Serial Total Station Instrument - XJ0747 and one NX2350 and Sokkia SET-230PK Total Station Instrument.

Trenching and Pitting

Based on the soil geochemical and surface mapping, Silvercorp conducted trenching and pitting programs on the GC Project property. The program exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were dug by Silvercorp and exposed three veins.

Mineralization

The factual information in this section has been prepared by Anson Xu (April 2008), who is a qualified person within the meaning NI 43-101.

The 5.54 square kilometre GC Project area is crossed by mesothermal silver-lead-zinc quartz-pyrite veins in steeply-dipping fault-fissure zones which cut Mesozoic granite.

Vein Structure

Structurally, the GC vein systems all appear to be generally similar, occupying steeply-dipping fault-breccia zones which trend most commonly northwest-southeast and less commonly northeast-southwest. The structures extend for hundreds to a few thousand metres along strike and are often filled by silicified structural breccias and cataclastic rocks of residual blasto-cataclastic texture and blastogranite texture, or are mapped as discrete zones of altered bedrock (mainly granite) with local selvages of quartz-pyrite veinlets.

The veins occur as steeply-dipping, tabular or splayed veins, commonly as sets of parallel and offset veins. Individual veins along the structures thin and thicken, from less than one metre up to tens of metres in width, in classic “pinch-and-swell” fashion. The pinching and swelling are the result of flexural irregularities from movement along the structure, with “swells” representing zones of dilation. The dilation zones (swells) are often sites of mineralization pockets or “ore shoots”.

All of the veins strike north-westerly and dip to the southwest with a dipping angle ranging from 55° to vertical, with the exception of two veins, V10 and V10-1, which extend to the northeast and dips steeply to the southeast.

Mineralogy

The mineralized veins in the GC Project area occur in relatively permeable fault-breccia zones and are extensively oxidized from the surface to depths of about 40 metres. Within this zone, the veins show many open spaces with conspicuous boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite, and limonite.

The dominant sulphide is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc., with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.

Pyrite, Pyrrhotite, Arsenopyrite: These are the main iron sulphide minerals and occur in both disseminated and veinlets forms.

Galena: Coarse grains of galena appear in subhedral-anhedral crystals. Galena occurs primarily embedded in, and in contact with, sphalerite and pyrite. It fills between grains of pyrite along with sphalerite and chalcopyrite. It may replace pyrite.

Sphalerite: Sphalerite mostly appears as xenomorphic granular shape, partially in subhedral granular shape. It commonly embeds into galena and pyrite, and fills between the grains of pyrite associated with galena and chalcopyrite, replacing slightly over pyrite.

Copper minerals: Copper-bearing minerals are mainly chalcopyrite, and a trace amount of bornite and tetrahedrite. Usually chalcopyrite appears in anhedral crystals, embedding and edging along sphalerite, galena, pyrite and arsenopyrite.

Silver minerals: Silver minerals are visible native silver and argentite, which mainly occur as embedded form in galena and anhedral pyrite, partially between the grains of pyrite, galena and sphalerite.

Cassiterite: Cassiterite mainly appears as disseminate anhedral grains, mostly between the grains of quartz, chlorite and hornblende, partially between the grains of galena and pyrite.

Mineralization Types: The silver, zinc and lead mineralization in the deposit can be divided into two types: primary and oxidized.

Primary mineralization: Is mainly composed of galena-sphalerite-silver ore minerals which occur sparsely, disseminate, and as veinlets and lumps. The type accounts for 95% of the entire mineral resource.

Oxidized mineralization: This occurs on and near the surface as a result of oxidization of the primary mineralization.

Alteration: Alteration minerals associated the GC vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

The mineralization is commonly associated with alteration distributed along the fault-breccia zone. A zonation of alterations is visible. From the centre out, the alterations change from pyritization, + fluoridization, to silicification + potassium feisparization + sericitization, to silicification + chloritization kaolinization.

Silica, pyrite, fluorite, and chlorite are closely related to the mineralization.

Other Mineralization Features

The following are additional mineralization features of the GC deposit.

1.	The silver, zinc and lead mineralized shoots usually occur at the intersections of the NWVV and east-west striking faults, in which the shoots plunge to east.

2.	Within breccia zones of a fault, silver, zinc and lead mineralization is intensive, continuous, and wide.

3.

Individual metal grade contours of the mineralized veins indicates that the Zn mineralization is more common than silver and lead. Usually silver and lead are locally concentrated. Ag mineralization plunges to east southeast as seen in V2 and V6 veins.

Drilling

A total of 65 diamond drill holes have been completed on the GC Project property since 2001 totalling 231,546.34 metres. During 2008, Silvercorp completed a 22–hole, 10,082.6-metre drilling program which resulted in the discovery of an additional 15 mineralized veins.

Diamond drill holes were drilled using PQ size in overburden, then reduced to HQ size for up to 100 metres depth. The remainder of a hole was drilled using NO size unless the hole was required to drill over 600 metres in length. Drill core recoveries vary from 85% to 100% and average 99%.

Down hole surveys for a drill hole were done at every 50 metres using Chinese made equivalent of a Sperry-Sun downhole survey tool. Drill hole collars were cemented after completion and locations of drill holes were marked using 50x30x20-centimetre concrete blocks.

The drill cores were stored in a clean and well-maintained core shack in the town of Gaocun. Core shack are locked when nobody works inside and two attendants are on duty around the clock to maintain good security.

Sampling Method and Approach

The drill core is logged initially at the drill site and the mineralized or favourably altered intervals are moved to the surface core shack where they are logged, photographed and sampled in detail. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labelled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.

Individual samples from the drill core are from veins that range in width from 0.05 metre to 12.03 metres. The veins consist of either massive sulphides or sulphide-bearing materials and can be easily identified and separately sampled from non-mineralized wall rock. Mineralized veins intercepted by drill cores were sampled in 1.5 metres maximum intervals and the distances cut where warranted by apparent wallrock.

Core recoveries are determined by measuring the actual amount of core recovered versus the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. In general, the recoveries range from acceptable to excellent; although the recoveries vary somewhat from vein to vein.

Samples appear to have no apparent sampling or recovery difficulties that would affect the reliability of results. The samples appear to be representative and results of check samples show no apparent evidence of sample bias. Rocks sampled trenches, tunnels or in drill core are sulphide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulphides and they can be sampled with little difficulty.

The angle of the vein to core is determined by using the vein to core angles and cross- sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.

The sampling procedures and controls meet accepted industry standards. In general, the trench, chip and core samples appear to be representative of the areas examined and suitable for use in resource estimation.

Sample Preparation, Analysis and Security

Drill core samples were taken from sawn half core for every 1.5 metres or limited by apparent wall rock and mineralization contact. Half of the core was sent to the laboratory for analysis and the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Yangtze Mining, the subsidiary of Silvercorp, collect and split the core for sampling. No officer or director of either Silvercorp or Yangtze Mining has contact with any of these samples prior to shipment to the laboratory.

The samples are shipped directly in security sealed bags to ALS Chemex Laboratory in Guangzhou, located approximately 180 kilometres southeast of the GC Project property site.

The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150g then pulverizing the sample to 200 mesh. Silver, lead and zinc in drill core samples were analyzed by aqua regia digestion and AAS. The prepared sample is digested in aqua regia (HNO3-HCI). After cooling, the resulting solution is diluted with de-ionized water, mixed and then analysed by inductively coupled plasma-atomic emission spectrometry.

Soil samples were analysed by aqua regia digestion and ALS Chemex Laboratory code ME-ICP.

Tin was analysed by fusing with peroxide, then leaching the melt and acidifying to precipitate out the tin for AAS finish.

Check samples including field duplicates and samples rejects are routinely sent to Laboratory of the Henan Institute of Geological Survey (the “Henan Laboratory”), located in Zhengzhou, Henan Province, Central China. In Henan Laboratory, lead, zinc, tin, and silver are all analysed with using AAS after a three-hour hot aqua regia digestion on a 30g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Henan Laboratory’s lower detection limits are 3 g/t for silver, 0,03% for lead and zinc.

Silvercorp’s check procedures include (a) inserting standards that were purchased by Langfang Laboratory and blanks that were prepared by Yangtze Mining in the every 40-sample batches submitted to the ALS Chemex Laboratory on a regular basis, (b) submitting duplicate pulps to the ALS Chemex Laboratory on a regular basis, (c) submitting 1/4 core samples as sample duplicates to the ALS Chemex Laboratory for every 40-sample batches, and (d) submitting duplicate pulps to an independent external lab on an intermittent basis.

Details of these check procedures are offered in the previous technical report on the Ying Project (Broili, et.al., 2006). In general:

  Standards included in samples sent to Langfang Laboratory have been within 3% for the lead, zinc and silver values.

  Duplicate pulps sent to the Langfang Laboratory (restricted to samples containing more than 50 g/t silver, 0.5% lead and 0.5% zinc) show average differences of less than 1% for the silver and zinc values and 1.2% for the lead values.

  Duplicate pulps selected at random, rather than from regular intervals, and sent for check analyzes to ALS Chemex Laboratory. The average differences between the Lanfang Laboratory analyzes and the check analyzes are near or below 5% for silver, lead and zinc.

The procedures used by Silvercorp for the preparation, security, and analytical procedures appear to be adequate and conform to standard industry practices.

Data Verification

A site visit was conducted by Brian O’Connor, P.Geo. from March 27 to March 30, 2009. During the site visit the following validation tasks were completed.

  Review of the state of geological and mineralization knowledge.

  Tour ALS Chemex facility in Guangzhou. Review of methodology and process flow.

  Visit surface expressions of mineralized veins V4 (ML3), V2 (BT-3), adit to V10 and site ML8 (V2-2).

  Review core logging and processing procedures, chain of custody for samples.

  Data set and compilation review.

  Review of the resource model block estimations.

  The underground workings and sample data could not be verified at the time of the site visit as the access to the underground workings was barricaded for safety reasons.

A total of 34 diamond drill samples from the 2008 drill campaign were quarter split. The quarter split samples were delivered to Eco Tech Laboratory in Kamloops, British Columbia, Canada for analysis. Eco Tech is fully accredited to ISO 9001:2000.

A review of the QA/QC data did not reveal any major deficiencies that are likely to have a material impact on the assay results used in the resource database.

Silvercorp’s data is stored in digital format, for both internal and external audit purposes, hardcopy output of the raw and interpreted data in the form of tables, plans and sections was readily available.

Some discrepancies were noted in the tabled assays on some sections where the lead and zinc assays were inverted. An investigation into this finding found that these typographic errors were not incorporated into the resource calculation.

Samples were not taken from the trenches during the site visit. The trench data influence is less than 2% of the Measured and Indicated Resource, thus not material to the viability of the project.

Mineral Resource Estimates

The following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in this Technical Report:

  A polygonal block model was used in this resource estimation.

  The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections is taken from a 1:2,000 topographic map.

  Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a Mapinfo-like GIS software application widely used in China.

  Sulphide resources are estimated using only the assays obtained from drilling and historical tunnelling. A small portion of samples (41 assays) from 17 surface trenches were used for the oxide block resource estimates. Channel samples from tunnels were taken by GIGS from 2003 to 2005; Yangtze Mining performed a check by re-sampling the channels and found the GIGS results were reliable.

  The minimum cut-off thickness used for mineralization is 0.20 metre.

  The veins are polymetallic containing several payable metals. Although contents of each of the payable metals are separately reported in the resource estimations, Silvercorp uses an “equivalent-silver” value to assess and compare the vein resources. The “equivalent- silver” value, which are reported in the resource estimate tables, are calculated as follows:

AgEq(g) = ((Ag g/t * $Ag/g * Ag Recovery) / $Ag/g)
+ ((Pb% * $Pb/lb * Pb Recovery * 22.0462) / $Ag/g)
+ ((Zn% * $Zn/lb * Zn Recovery * 22.0462) / $Ag/g)

Metal prices used:

Ag: US$12.00/troy ounce = US$0.39/g
Pb: US$0.75/pound
Zn: US$0.75/pouner

Recoveries used:

Ag: 84.82% Pb: 84.57% Zn: 88.42%

Conversions

1 troy ounce = 31.1035 grams
1 tonne 2204.62 pounds

  Potentially payable tin and sulphur concentrates have not been included in the silver equivalent calculation.

  Refinery costs have not been included in the silver equivalent calculation.

  Metal prices used in this GC report are the median prices from selected technical reports on similar deposit types filed on SEDAR between November 2008 and April 2009.

The estimated mineral resources for the 26 veins of the GC Project are summarized in the following table using the 150g/t recovered AgEq cut-off. The result of the update was an increase of 250% in the sum of the Measured and Indicated Resources for the project. Note the subtotals have been rounded and may not sum to the totals due to the rounding. Note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Summary of Measured and Indicated Resources

Resource Classification	Tonnes	GRADE
		Ag (g/t)	Pb %	Zn %
Measured	374,000	233	1.83	3.19
Indicated	6,034,000	132	1.47	3.35
Total	6,408,000	138	1.49	3.34

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Summary of Inferred Resources

Resource Classification	Tonnes	GRADE
		Ag (g/t)	Pb %	Zn %
Inferred	7,892,000	121	1.45	2.70

Mining Operations

Mining Method

Two mining methods which have been applied at the company’s Ying, TLP and LM mines to extract very narrow vein mineralization. These methods are being considered for the GC Project with the potential to mechanize parts of the mining methods.

(a) Short-Hole Shrinkage Stoping:

This has been employed worldwide as a successful mining method for narrow veins. The system begins with undercut drifting exposing the vein in the back of the drift. A bypass drift is then driven from where crosscuts at approximately 8m spacing are driven. The crosscuts which intersect the vein act as draw points for the loading out of ore. Two raises are driven at each end of the stoping block.

The typical size of a stope is 50 metres along strike of the vein and approximately 40 metres in height. Two access raises approximately 1.8 metres by 1.8 metres are driven providing access to the stope and services air, water and ventilation. The average width of all veins in the TLP mine is 1.57 metres and 0.8 metre is the minimal width that can be mined using short-hole shrinkage with very little dilution. Veins which are less than 0.8 metre must be diluted to 0.8 metre with the assumption that the waste contains no grade. It is expected that 80%- 85% mining recovery of in situ resources is possible.

The mining crew normally consists of two Jack Leg miners. A 1.8-metre round is blasted filling the void below as the mining proceeds upwards. While the crew is mining upwards only approximately 30% of the ore may be extracted from the stope until the entire stope is mined at which point all ore may be extracted. During the initial phase of mining, expected production is 50-75 tons per day per stope. The mine plan is a combination of completed and developing stopes. The crew drills and charges the holes with cartridge explosives and ignite the blast with tape fuse. A second crew will return to the stope after the smoke has cleared from the previous round. Ventilation air and water are carried up the raises to the stopping level. Loading of the ore from the draw points is by hand to diesel tricycle carts or hand carts.

(b) Re-suing

The re-suing methods involve first blasting narrow ore veins between 0.1 and 0.40 metre in width. After the ore is blasted and loaded from steel mill holes which are constructed as the stope is mined upwards, the waste on the footwall and hanging wall is blasted to maintain a minimum mining width of 0.8 metre. The stope will contain no ore when mining is complete in contrast to the method above. The stope is left filled with waste from the slashing of the footwall and hanging wall waste necessary to maintain a minimum mining thickness. For the re-suing method, the dilution factor is 15% and mining recovery is 90%.

Exploration and Development

Currently, at the GC development project in Guangdong Province, China, the Company is engaged in environmental permitting and is continuing the process of compiling a feasibility study, which includes detailed mine and mill designs. Capital expenditure projections at the project for the current fiscal year will depend on the timing of receipt of the environmental permit and mining permit.

5.3 Silvertip Project

Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report Resource Update on the Silvertip Property, Northern British Columbia, Canada for Silvercorp Metals Inc.” (the “Silvertip Report”) dated February 19, 2010, and prepared by Randal D. Cullen, P.Geo. Portions of the following information are based on the assumptions, qualifications and procedures which are not fully described herein. References should be made to the full text of the Silvertip Report which is available for review on SEDAR located at www.sedar.com.

Property Description and Location

The Silvertip Project property is 100% owned by Silvercorp and was purchased from Silver Standard in February, 2010. Silvertip is situated in northern British Columbia, just south of the Yukon border, approximately 90 kilometres by air west-southwest of Watson Lake, Yukon. The property currently comprises 171 mineral tenures, covering an area of 80,900 hectares.

The property contains silver, lead, zinc massive sulphide zones in the main deposit area. The delineated mineralized zones (named Silver Creek, Discovery, Discovery North and 65 Zone) are centered at UTM coordinates 6,643,900 N and 425,200 E (NAD 27). Un-related Barite showings are present 11 kilometres northeast of the main deposit. About 2,200 metres of underground workings are developed in and near the zones. These have been allowed to flood after the 2001 field work was completed and are under care and maintenance at this time. In the immediate vicinity of the portal, approx. 10,000 tonnes of stockpiled ore, lime mixing shed and two water settling ponds remain from previous programs. Drill core from previous drill programs between the late 1950s and 2001 is stored on the property at two locations.

The Silvertip Project property is 100% owned by Silvercorp and was purchased from Silver Standard in February, 2010. There is a 5% net profit royalty on eight of the mineral claims but none of the known mineral resources are on the claims on which the royalty applies.

A $79,000 bond has been posted with the BC Minister of Mines to cover the outstanding disturbance on the property. Since 2002, no significant work has been under taken on the property. Naturally occurring zinc levels in the creeks draining the property are elevated relative to most areas. To mitigate the impact of possibly adding more zinc to these creeks when dewatering the underground workings during an underground exploration program, a water treatment plant is situated on site. In the past, when used, the plant has been very effective in reducing zinc levels in the water.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Watson Lake, the main supply centre for operations on the property, is a two-hour drive along the Alaska Highway from the property access road. Total distance from Watson Lake is 132 kilometres of which 107 kilometres are paved with the remainder being a gravel-surfaced, undesignated public road. Access through Whitehorse is available by traveling approximately 345 kilometres southeast along the Alaska Highway to the site access road turnoff. The nearest commercial airport is in Whitehorse, The Silvertip Project property is accessible via a 25-kilometre gravel road starting from Mile 701 (1,128 kilometres) of the Alaska Highway, about 15 kilometres east of Rancheria, Yukon.

The property lies on the north-eastern flank of the Cassiar Mountains. The terrain is moderately mountainous, with generally rounded peaks and ridges separated by U-shaped valleys. The highest peaks are about 1,950 metres; topographic relief is typically about 300 to 500 metres. Roughly 35% of the property is above tree line, which is at approximately 1,450 metres above sea level. Temperatures on the property normally range from 20°C in summer to the -45°C to -55°C range in winter. Precipitation is moderate with about half of the annual precipitation occurring as snow. Snow accumulations of 1 metre are typical for the area and operations have been carried out on the property 12 months of the year in the past with no significant operational problems.

History

Galena-rich float was discovered by prospectors on Silvertip Hill in 1955. The property was subsequently held by Conwest Exploration Company, a joint venture group comprised of Noranda Mines Limited, Canex Aerial Exploration Limited and Bralorne Mines Limited and Silverknife Mines Limited until the claims lapsed in the early 1970s. The main phase of exploration began in 1980 when Cordilleran Engineering, on behalf of subsequent property owner Regional Resources Limited obtained the ground, then known as the Midway prospect.

Regional Resources conducted an aggressive surface drill program along with geophysics, petrographic and metallurgical research between 1982 and 1984. Two main blind areas of mineralization were outlined, Silver Creek and Discovery, and a manto-type deposit model was formulated. Underground exploration development in the Silver Creek area (1984) was followed by 12,383 metres of underground drilling. A new underground development initiative was carried out between 1989 and 1991 by operator Strathcona Mineral Services, with the opening of a decline to the east towards the Discovery area, and completion of 9,620 metres of underground drilling.

In 1996, Imperial Metals Corporation of Vancouver acquired Regional Resources and renamed the company Silvertip Mining Corporation (“SMC”). A large exploration program in 1997 comprising diamond drilling, seismic surveying and surface geological mapping resulted in the discovery of a new zone, the Silver Creek Extension, now part of the Silver Creek zone.

In 1998, a reconnaissance controlled source audio frequency magneto telluric (“CSAMT”) geophysical survey was conducted. This survey revealed a large, vertically oriented low-resistivity anomaly between the Silver Creek South area and the Camp Creek fault, suspected of indicating a sulphide chimney. SMC also began the Environmental Assessment review process with the provincial government in that year for project certification. Various environmental baseline studies were done and monitoring procedures instigated.

In 1999 a more detailed, follow-up CSAMT survey was done. Two of the best three geophysical targets were drilled resulting in two new intersections of mineralization. The second hole (99-65), intersected thick mineralization. This was followed by 3,210 metres of underground diamond drilling in January and February, 2000, centred on drill hole 99-65. This drilling identified the 65 Zone area of the deposit.

A 14-line, 8.85-line-kilometre natural source Audio Frequency Telluric (“AMT”) geophysical survey was conducted in the summer of 2001. The AMT survey was successful in defining previously known geological features that confirmed the techniques effectiveness. As well as obtaining new drilling targets that were not followed up.

Geology

The Silvertip Project property is underlain by easterly to southeasterly dipping Tapioca sandstone and McDame Group carbonates, overlain by the Earn Group. All these rocks are deformed by generally north-trending faults related to the Tootsee River fault system, the most important of which is the Camp Creek fault.

The basic structure of the Silvertip area is not complicated. It is dominated by faulting rather than folding. Strata generally strike north to northeast and dip gently to moderately east to southeast. The local map pattern is characterized by a general younging of units eastwards, broken up by north trending faults.

The main foliation is generally parallel to bedding. A prominent extension lineation, trending north-northwest, is represented by elongated clasts in the Earn conglomerates, and is kinematically related to the foliation. A north-northwest-striking, moderately dipping crenulation of this foliation is discernible in argillaceous laminae and locally on foliation surfaces. Drilling and mapping in the main Silvertip deposit area indicates that no significant folds are present here, but minor thrusts do occur and larger thrusts have been mapped farther west towards the Cassiar Batholith and elsewhere in the Cassiar terrane.

Faults related to the Tootsee River fault system are Late Cretaceous through early Tertiary in age. The faults are mainly extensional with dominantly dip slip to oblique slip, east-side-down displacement. They strike predominantly north, ranging between northwest and northeast, and dip steeply. The most important fault in the deposit area is the Camp Creek fault, which in cross-section has a vertical separation in the order of several hundred metres, down to the east. Several other faults with the same general geometry are known in the area from drill hole information and surface mapping, but have much smaller, down-to-the-east displacements, in the range of metres to tens of metres.

The main area of mineralization is known in more detail because of the large amount of drilling. Here, reconstruction of the unconformity surface between the Earn and McDame groups shows that it dips gently to the south, but appears to undulate around gently southeast-plunging axes. It is not clear how much of this undulation is due to buckling and how much is the effect of block faulting or even pre-Earn dissection of the McDame.

Mineralization

The Silvertip mineralization consists of silver, lead and zinc massive sulphide, formed by hydrothermal replacement processes in McDame Group limestone. The main mineralized zones are not exposed, lying between about 50 metres and several hundred metres beneath the surface, and covered by the Earn Group. These zones are mainly north of Silvertip Mountain and east of Camp Creek. The Silver Creek area is in the west and northwest; the Discovery area lies farther east and at greater depth. The Discovery North area, lying to the north, has received relatively little attention to date, but is likely continuous with the other zones.

Early Mississippian syngenetic sedex deposits associated with siliceous to baritic exhalite subunits of the Earn Group are also present in part overlying the silver, lead, zinc deposits in Silvertip. They are discontinuous and not considered economic.

Most of the silver, lead, zinc mineralization defined so far occurs at the top of the McDame limestone, at or near the unconformable contact with the Earn Group, although significant sulphides are also present much deeper in the McDame.

The Silvertip mineralization is believed to have been fed from depth, at some point in the system, by structurally controlled feeders. These feeders were possibly channelled in faults and numerous subsidiary fractures present in the area. Many intra-limestone mantos, which occur 100 metres or more vertically below the unconformity, probably formed by lateral fluid flow branching off from the feeders, and were controlled by a combination of structural and stratigraphic permeability contrasts.

Exploration

The area has been under investigation since the mid-1950s when the only known outcropping of silver rich mineralization was found. Subsequent programs over the years have included surface mapping, geophysics (both airborne and ground based), geochemical surveys of soils and stream sediments, trenching, drilling, and underground tunneling to provide drill access to deeper levels of the deposit and to inspect the mineralization in-situ.

The most recent exploration on the property was undertaken by Imperial Metals Corporation in 2001 with completion of a 14-line, 8.85 line-kilometre natural source AMT survey. The grid was installed to the north of the previously known mineralization in an area where the McDame limestone is not under the cover of the typically graphitic Earn Group sedimentary rocks. Although the survey was successful in defining previously known geological features confirming the technique’s effectiveness and has identified at least one strong anomaly that has been recommended for drilling, these targets are as yet untested.

Before acquisition of the property in February 2010, Silvercorp conducted a review and validation of data and the compilation of plans for further exploration within and adjacent to the currently defined mineralized zone and in areas in the periphery considered prospective for discovery of additional mantos, feeder pipes and chimneys (proximal to source) which have the potential to dramatically increase tonnage and grade under the carbonate replacement deposit geological model.

Drilling

A total of 26,971 metres of underground and 44,033 metres of surface core drilling have been completed since 1955. Due to the irregular shape of the unconformable sulphide bodies, once intersected the mineralization has been drilled on a grid pattern varying in density down to 20 metres x 20 metres from surface and by fans of holes from underground setups.

Sampling Method and Approach

Samples of drill core were generally taken only in areas of sulphide mineralization. Limestone hosted sulphides, or ‘Lower Zone’ mineralization, were selected for continuous sampling and barren samples of rock above and below the mineralized zones were taken as well. This procedure was relatively straightforward due to the stark visual contrast between the sulphides and the barren host rock. Sample length in the sulphides was restricted to 1.5 metres and very often smaller intervals were selected for sampling areas within the larger sulphide zone that had similar characteristics (e.g. high galena content, or high content of barren breccia fragments).

Sampling Preparation, Analysis and Security

Quality assurance and control programs (“QA/QC”) devised to ensure the detection of errors or tampering with samples were run in conjunction with all sampling used in the resource estimate. QA/QC programs are devised to ensure the detection of errors or tampering with samples that are eventually used to calculate the resource estimate. Errors or tampering could happen at any stage of the sample ‘life’, from the time that it is pulled from the core tube at a drill site to the time that a numeric value is recorded in a laboratory that will serve as a representation of the concentration of elements in the rock that are of economic interest. The precision and accuracy of the values provided by laboratories are not considered to be exact measurements of the elemental concentrations, but rather a reasonable estimate of the concentration.

Sample Data Verification

The master database for Silvertip Project is kept as an Excel spreadsheet that contains collar location, down-hole survey, assays, specific gravity and geotechnical data for the drilling results from the property. The data set includes a number of calculated fields and entry fields for data not used (trace element analysis) in the resource calculation. The raw analytical data for silver, lead and zinc were checked along with downhole survey and collar locations. The drill logs for all the holes were located as well as the assay sheets for cross checking and data archiving. This entire database exists as hard copy and digital records on file with Silvercorp.

A total of 3,192 entries from 228 samples were checked with 5 errors found (0.16% error rate). Two of the errors were in fields that were used for the resource modeling.

All collar survey entries were checked and verified as correct.

Mineral Resource/Reserve Estimates

Two phases of calculations were carried out with different search radii but constant axial directions to ensure that all mineralized domains were included in the estimation. Phase 1 estimation had a search radius of 20 metres, and any mineralized domains that fall into this radius were considered “indicated” resources. Phase 2 estimation had a search radius of 40 metres, and mineralized domains included in this radius were considered “inferred” resources.

Resource estimation requires combining assay results from discreet points in 3D space (drill hole composited samples) with a 3D block model requiring an estimated value to be associated with each block for each economic mineral in the deposit. Assay values from drill core are ‘weighted’ according to their proximity to the point in space to be estimated. The weighting estimator (in this case Inverse Distance Squared) employs a specified search ellipse surrounding the centroid of each block. The estimating routine searches for assay values within the range of its search ellipse to use in the estimation of the value at the centroid.

Resource calculation by inverse distance interpolation is summarized in table 1 using silver equivalent cutoff grades computed using the metal values and estimated recoveries presented in table 2 below.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources and Inferred Resources:

This section uses the terms “indicated resources” and “inferred resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. U.S. investors are also cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

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Table 1
Resource Estimate Summary using Silver Equivalent Cutoff Grade as 200 g/t AgEq for the Base Case

Table 2
Estimated Metal Prices and Expected Recovery from Processing

Metal	Price	Recovery
Silver (Ag)	US$0.39/g	69.2%
Gold (Au)	US$23.4/g	50%
Lead (Pb)	US$0.75/lb	80.4%
Zinc (Zn)	US$0.75/lb	84.7%

Formula for Ag Equivalence (grams/tonne):

The Ag equivalent formula used for this calculation combines anticipated recoveries of the various metals with their anticipated average prices over the mine life (table 2). These values are subject to change according to market conditions.

AgEq (gm/t) = (Au*0.5*60 +Ag*0.692)+(Pb*0.75*0.804*22.0462 + Zn*0.75*0.847*22.0462)/0.39

Development and Exploration

Subsequent to the Silvertip Report, the company intends to complete the necessary studies required for the submission of a B.C. Small Mine Permit application for an operation with an annual capacity of up to 75,000 tonnes. The goal of obtaining a Small Mine Permit is to allow Silvercorp to commence early production with an initial focus on higher grade (>1,000 g/t silver equivalent) ore zones that can be accessed from existing declines and drifts. Expected cash flows from the small mining operation will contribute finances for further exploration to expand the resource and if successful, develop larger scale future mine operations.

The Company’s first step will be to obtain the necessary permits to de-water the existing underground workings, which is expected to take approximately six months. Once dewatered, an underground exploration program, including a bulk sample, exploration drilling and a geotechnical assessment, may proceed.

In addition, airborne and ground based geophysics and surface drill program are planned for this summer and fall. The geophysical program will explore for new bodies of mineralization along strike and extensions to the existing deposit area. The drill program will target areas where previous drilling intercepted mineralized zones that fall outside the resource envelope for the 2010 resource estimate seeking to prove continuity between the main mineralization and these ‘satellite’ intercepts. Furthermore, several geophysical and geochemical anomalies located within 5 kilometres of the existing resource areas along strike from the previously identified deposit area will also be drill tested.

ITEM 6: DIVIDENDS

The Company declared its first annual dividend of C$0.05 (pre-split: C$0.15) per share in 2007, which was paid to shareholders of record at the close of business on September 28, 2007. On August 14, 2008, the Company declared its first quarterly dividend of C$0.02 per share of a planned annual aggregate dividend of C$0.08 per share and since that date has continued to pay a C$0.02 per share quarterly dividend. The Company believes that the payment of dividends rewards shareholder loyalty and is a validation of the Company’s cash generating capabilities. The declaration and amount of any future dividends will be at the discretion of the Company’s directors.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

7.1 General Description of Capital Structure

The Company has an authorized capital of an unlimited number of common shares without par value (the “Common Shares”), of which 175,046,741 Common Shares were issued and outstanding as of May 31, 2011. A further 3,043,518 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as of May 31, 2011.

**At the Company’s annual general and special meeting on September 28, 2007, shareholders approved a stock split of the Company’s common shares on the basis of three (3) shares for every one (1) existing share. Shareholders of record of the Company’s common shares as of the close of business on October 31, 2007, received two additional shares for each common share held.

The following is a summary of the principal attributes of the Common Shares:

Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors, out of available funds. There are no indentures or agreements limiting the payment of dividends.

Profits. Each Common Share is entitled to share pro rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Common Shares. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of 66 2/3% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).

Under its Stock Option Plan, the Company may grant options to purchase up to 10% of the issued and outstanding Common Shares outstanding from time to time, to directors, officers, employees and consultants. As of May 31, 2011, the Company has stock options outstanding to purchase 2.993,518 Common Shares at exercise prices from C$2.65 to C$14.96 per share and terms ranging from three to five years, with the last options expiring on April 7, 2016.

Shareholders Rights Plan

At the Company’s annual general meeting held on September 26, 2008, its shareholders adopted a shareholders’ rights plan (the “Rights Plan”) dated August 11, 2008. To remain in full force and effect, the Rights Plan has a term of three years and must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of voting shares who vote in respect of such reconfirmation at the annual general meeting of the Company held in 2011, and at every third annual meeting of the Company thereafter, unless the rights are earlier redeemed or exchanged. The Company plans to request shareholders to reconfirm the Rights Plan at the next annual general meeting expected in September 2011.

The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by applicable securities laws, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The initial issuance of the rights is not dilutive and will not affect reported earnings per share or cash flow per share until the rights separate from the underlying common shares and become exercisable.

ITEM 8: MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “SVM”. The Company’s shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009.

Standard & Poors Canadian Index operations also added the Company’s Common Shares to the S&P/TSX Composite Index effective December 18, 2006 and to the S&P/TSX Global Gold Index and the S&P/TSX Global Mining Index effective June 12, 2007.

The following table sets forth the high, low and month-end closing prices and average trading volume for the Common Shares on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2011	14.89	11.89	14.11	1,045,200
February 2011	13.40	10.61	12.67	730,100
January 2011	12.87	9.39	10.59	912,300
December 2010	13.64	11.87	12.74	661,600
November 2010	13.59	9.59	12.57	1,045,800
October 2010	9.60	8.21	9.54	518,800
September 2010	8.69	7.57	8.46	493,800
August 2010	7.98	6.73	7.82	350,500
July 2010	7.19	6.21	6.76	382,100
June 2010	7.89	6.72	7.00	591,200
May 2010	9.21	6.50	7.81	1,000,100
April 2010	8.60	7.01	8.33	695,100

The following table sets forth the high, low and month or period-end closing prices and average trading volume for the Common Shares on the NYSE for the periods indicated (stated in US dollars):

Date	High	Low	Close	Volume
March 2011	15.35	12.00	14.57	3,605,800
February 2011	13.54	10.65	13.08	2,540,700
January 2011	13.33	9.37	10.60	2,915,800
December 2010	13.60	11.75	12.83	2,419,500
November 2010	13.59	9.45	12.31	3,599,300

Date	High	Low	Close	Volume
October 2010	9.48	8.02	9.35	1,695,300
September 2010	8.50	7.25	8.28	1,380,500
August 2010	7.50	6.45	7.38	979,300
July 2010	6.98	5.86	6.56	1,111,400
June 2010	7.73	6.33	6.62	1,472,800
May 2010	9.05	6.00	7.37	2,536,300
April 2010	8.51	6.97	8.23	1,485,800

ITEM 9: ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10: DIRECTORS & OFFICERS

10.1 Name, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this AIF.

			Date of	Common
Name and	Current		Appointment	Shares
Municipality	Positions and	Principal Occupations During the Last	as a Director	Beneficially
of Residence(1)	Offices Held	Five Years(1)	or Officer	Owned (3)
Rui Feng West Vancouver, BC, Canada	Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company from September 2003 to present; Appointed President of New Pacific Metals Corp. since May 2010 and Director of New Pacific Metals Corp. since May 2004.	September 4, 2003	3,754,500
Myles Jianguo Gao, P.Eng., Burnaby, BC Canada	President, COO and Director	President and COO of the Company since March 2003; Director of New Pacific Metals Corp. September 2004 to July 2006 .	November 14, 2002	810,723
S. Paul Simpson(4) Vancouver, BC Canada	Director	Solicitor at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	648,005

			Date of	Common
Name and	Current		Appointment	Shares
Municipality	Positions and	Principal Occupations During the Last	as a Director	Beneficially
of Residence(1)	Offices Held	Five Years(1)	or Officer	Owned (3)
Earl Drake(2)(4) Vancouver, BC Canada	Director
Vice Chairman Emeritus of the Canada China Business Council; former Project Director of the China Council on Environment & Development; and Honorary Professor in Residence at University of British Columbia. Prior to settling in Vancouver, Mr. Drake spent many years abroad as Canadian Ambassador to China and Indonesia, Executive Director at the World Bank in Washington and as Canadian diplomat at the OECD in Paris and embassies in Malaysia and Pakistan. In Ottawa, he served as Assistant Deputy Minister at the Department of External Affairs and Vice President at Canadian International Development Agency.
			July 24, 2006	16,899
Yikang Liu(2) (4) Beijing, China	Director	Past Deputy Secretary General of China Mining Association; Director of New Pacific Metals Corp. from September 2004 to July 2006.	July 24, 2006	82,000
Robert Gayton(2) West Vancouver, BC, Canada	Director	Director of each of Nevsun Resources Ltd., Amerigo Resources Ltd., Palo Duro Energy Inc., B2Gold Corp., Quaterra Resources Inc., Western Copper Corp., Eastern Platinum Ltd. and LNG Energy Ltd.; Director of each of Western Silver Corporation from 2004 to 2005, Bema Gold Corporation from 2003 to 2007, Northern Orion Resources Inc. from 2004 to 2007 and Doublestar Resources from 2000 to 2007.	September 30, 2008	2,000
Meng (Maria) Tang Burnaby, BC Canada	Chief Financial Officer	Prior to joining the Company, Ms. Tang had five years audit experience, most recently with Ernst & Young LLP, where she focused on public company audits with China operations and was in charge of Sarbanes-Oxley audits for US public companies.	October 1, 2008	0
Lorne Waldman Vancouver, BC Canada	Corporate Secretary	In-house Legal Counsel and Corporate Secretary of Nam Tai Electronics, Inc. from November 1996 to September 2007.	September 10, 2007	5,000
Shaoyang Shen Toronto, ON Canada	Vice President, China Operations	Senior Analyst / Accountant at Grant Thornton LLP from October 2005 to December 2007; Accountant at Bennett Gold LLP from November 2004 to October 2005.	January 1, 2008	30,833
Total				5,349,960

Notes:

(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee.
(2)	Member of Audit Committee.

(3)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each proposed nominee as at the date hereof.

(4)	Member of Corporate Governance and Compensation Committee.

The term of office of each of the directors expires at the next annual general meeting of shareholders.

As of the date hereof, all of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 5,349,960 Common Shares representing 3.1% of Common Shares issued and outstanding as of May 31, 2011.

10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, as at the date of this AIF and within the 10 years before the date of this AIF, no director, executive officer or a shareholder holding sufficient number of securities of the Company to materially affect control of the Company,

(a)	is or has been a director or executive officer of any company (including the Company), that:

(i)

while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

that after that person ceased to be a director or executive officer, was subject to an order which resulted from an event that occurred while that person was acting in the capacity as director or executive officer that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has within 10 years before the date of the AIF became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director, officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(a)

any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Paul Simpson was the Corporate Secretary of Salmon River Resources Ltd., a company listed on the TSX-V, which was the subject of a cease trade order of the Alberta Securities Commission issued on December 2, 2003 for failure to file its Annual Financial Statements for the period ended June 30, 2003. The annual financial statements were filed in February 2004, and the cease trade order subsequently lifted.

Mr. Simpson was also the Corporate Secretary of Tournigan Ventures Corporation (now named Tournigan Gold Corporation) (“TVC”) on January 21, 2002, when the British Columbia Securities Commission issued a cease trade order against TVC for failure to file its audited financial statements and supporting documentation within the time provided. Upon raising necessary funds to pay the auditors, financial statements were completed and filed and the cease trade order was lifted by the British Columbia Securities Commission on April 23, 2002, and by the Alberta Securities Commission on May 10, 2002.

Mr. Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003, and by the Alberta Securities Commission on October 31, 2003, for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

10.3 Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.3 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11: AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “1”.

Composition of the Audit Committee

The current members of the Audit Committee are Robert Gayton, Earl Drake and Yikang Liu, all of whom are considered independent pursuant to National Instrument 52-110 – Audit Committees. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the 2011 Annual General Meeting.

Relevant Education and Experience

Robert Gayton, Director

Dr. Gayton graduated from the University of British Columbia (“UBC”) in 1962 with a Bachelor of Commerce and in 1964 earned the Chartered Accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at UBC in 1965 beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976, providing audit and consulting services to private and public company clients for 11 years. He has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. He was CFO of Western Silver Corporation from 1996 to 2004 and was a director of Western Silver Corporation (2004-2005), Bema Gold Corporation (2003-2007), Northern Orion Resources Inc. (2004-2007), and Doublestar Resources (2000-2007), each of which were “taken over”. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Palo Duro Energy Inc., B2Gold Corp., Quaterra Resources Inc., Western Copper Corp., Eastern Platinum Limited and LNG Energy Ltd.

Earl Drake, Director

Mr. Earl Drake is Vice Chairman Emeritus of the Canada China Business Council; former Project Director of the China Council on Environment & Development; and Honorary Professor in Residence at University of British Columbia. Prior to settling in Vancouver, Mr. Drake spent many years abroad as Canadian Ambassador to China and Indonesia, Executive Director at the World Bank in Washington and as Canadian diplomat at the OECD in Paris and embassies in Malaysia and Pakistan. In Ottawa, he served as Assistant Deputy Minister at the Department of External Affairs and Vice President at Canadian International Development Agency.

Yikang Liu, Director

Mr. Yikang Liu was the Deputy General Secretary of the China Mining Association and the 35th & 36th Vice-Chairman of the Geological Society of China. Before he retired in 2001, Mr. Liu was the Chief Geologist for the former Ministry of Metallurgical Industry of China. While there he made significant contributions to the amendment of the last China Mineral Resources Law. Mr. Liu, representing Chinese interests, is the person responsible for the establishment of the first Sino-foreign joint venture for mineral exploration in China. Mr. Liu has over 40 years of geological experience in managing, evaluating and exploring mineral projects for the Chinese government in China and in 17 countries around the world. Mr. Liu is an Adjunct Professor of Geology at the Changchun College of Technology, Northeast University and the China University of Geoscience. Mr. Liu’s expertise is in mining development and exploration in China.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV(4) of the Audit Committee Charter.

External Auditor Services Fees

The Audit Committee has reviewed the nature and amount of the services provided by Ernst & Young LLP to ensure auditor independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2011	Year Ended March 31, 2010
Audit Fees(1)	$623,000	$579,840
Audit-Related Fees (2)	$64,000	Nil
Tax- Fees (3)	$25,100	$10,989
All Other Fees (4)	$nil	$4,765
Total	$712,100	$595,594

Notes:

(1)

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for fiscal 2011, or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1).

(3)

“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2011 and 2010, tax fees were for corporate tax returns and general tax inquiries.

(4)

“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in the above items. For fiscal years 2011 and 2010, all other fees were for the subscription of the Ernst & Young LLP online website.

ITEM 12: PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any actual or pending material legal proceedings or any regulatory actions to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

ITEM 14: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director or executive officer, insider, or any associate or affiliate of such insider or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or will materially affect Silvercorp.

On June 2008, the Company acquired from Yangtze Gold all of the issued shares of Yangtze Mining. Yangtze Mining owns a 95% interest in a Sino-foreign joint venture company, Anhui Yangtze, which owned 100% of the GC Project. Dr. Rui Feng, Chairman and CEO of the Company, is a Director of each of Yangtze Gold, Yangtze Mining and Anhui Yangtze, and Mr. J. Feng, a relative of Dr. Feng, controls Yangtze Gold. The transaction was approved by the independent directors of the Company in accordance with the applicable laws.

ITEM 15: TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

ITEM 16: MATERIAL CONTRACTS

There are no other contracts, other than those disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2011, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17: INTERESTS OF EXPERTS 17.1 Names of Experts

Ying Report

The Ying Report was prepared by Chris Broili, C.P.Geo. & L.P.Geo., Mel Klohn, L.P.Geo. and Wenchang Ni, P.Eng. Both Mr. Broili and Mr. Klohn are independent consulting geologists and “qualified persons”. Mr. Broili is the author responsible for Chapters 2, 3, 7 through 14 and sections 17.1 through 17.3 of Chapter 17 in the Ying Report. Mr. Klohn is the author responsible for Chapters 1, 4, 5, 6, 15, 19 and 20 of the Ying Report. Mr. Ni is the author responsible for Chapters 16, 17.4, 18 and 21 of the 2010 Ying District Report.

GC Report

The GC Report was prepared by Brian F.J. O’Connor, P.Geo., an independent consulting geologist and a “qualified person”. The factual information in the Geology section of this report was prepared by Anson Xu in April 2008. Mr. Xu is a qualified person within the meaning of NI 43-101.

Silvertip Report

The Silvertip Report was prepared by Randal D. Cullen, P.Geo., an independent consulting geologist and a “qualified person”.

17.2 Interests of Experts

Other than disclosed in this AIF, none of the independent consulting geologists and “qualified persons” named in the “Item 17.1 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

After completing the Silvertip Report in February 19, 2010, Mr. Randy Cullen was retained, and continues to be retained, under a consulting contract with the Company. He was also granted 20,000 stock options in April 2010, and has received a further 15,000 options in October 2010.

The qualified persons who were responsible for the preparation of the technical reports for the Ying Project beneficially owned, directly or indirectly, less than 1% of the Common Shares.

ITEM 18: ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR located at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

ITEM 19: SCHEDULE “1”

SILVERCORP METALS INC.

AUDIT COMMITTEE CHARTER

I. Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II. Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Responsibilities

(1)	The Committee shall recommend to the Board of directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

(4)	The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V. Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.